Exhibit d

Province of Saskatchewan

Current Description

December 2004

[MAP] (Omitted)

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 1, 2004, the noon buying rate in New York City for Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1.2229 = 1.00 United States dollar (“U.S. $”).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs and receipts from the federal government for corporate and personal income taxes. Expenditures include the cost of tangible capital assets and inventories received during the year.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	1999	2000	2001	2002	2003	2004*

High	69.29	69.73	66.95	66.18	77.38	81.99
Low	65.37	64.13	62.42	61.99	63.50	71.59

Source: Bank of Canada – noon rate.
* First ten months only.

i

PROVINCE OF SASKATCHEWAN
Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Assets, Liabilities and Accumulated Deficit” commencing on page 32 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2004, and for the year then ended.

	Calendar Year Ended December 31					Compound Annual
	1999	2000	2001	2002	2003	Growth Rate 1999-2003
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$30,867	$33,630	$33,672	$34,716	$36,519	4.3%
Farm Cash Receipts	$5,533	$5,718	$6,503	$6,485	$5,690	0.7
Mineral Sales	$6,171	$8,659	$7,531	$8,274	$8,870	9.5
Manufacturing Shipments	$6,279	$7,116	$7,396	$7,634	$7,913	6.0
Exports	$20,539	$24,101	$23,316	$23,426	$23,419	3.3
Personal Income	$22,346	$23,137	$23,572	$23,891	$24,717	2.6
Population at July 1 (Thousands)	1,015	1,008	1,000	996	994	(0.5)
Unemployment Rate	6.1%	5.2%	5.8%	5.7%	5.6%	n/a
Change in Consumer Price Index [1]	1.7%	2.6%	3.1%	2.7%	2.3%	n/a

1 1992 = 100
N/A = not applicable

	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004	Estimate 2005
	(millions)
Government Finances— General Revenue Fund[1]
Budgetary surplus (deficit)[2]	$83	$58	$1	$1	$1	$0
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	6	14	17	10	4	5
Amortization of Capital Assets	0	0	0	0	0	104
Loss (gain) on loans and investments	1	(1)	0	2	80	1
Net change in non-cash operating activities	(223)	(102)	(127)	114	104	(184)
Earnings retained in sinking funds	(23)	(36)	(35)	(51)	(47)	(46)
Adjustment to Accumulated Deficit	0	0	0	0	(46)	0
Capital Activities
Cash (used for) Acquisition of capital assets	0	0	0	0	0	(146)
Investing Activities
Cash provided by (used for) investing activities	87	125	(62)	(7)	(220)	24
Cash Provided (Required)	$(69)	$58	$(206)	$69	$(124)	$(242)

1 Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 19 for an explanation of the change to the expense basis of presentation.
2For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-7 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Assets, Liabilities and Accumulated Deficit for the five years ended March 31, 2004, under “General Revenue Fund Supplementary Financial Information,” commencing on page 32.

ii

	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004
	(Millions)
Debt — General Revenue Fund
Gross Debt	$11,868	$11,761	$12,087	$12,334	$12,591
Less: Equity in Sinking Funds	(997)	(877)	(917)	(886)	(947)
Guaranteed Debt	349	312	261	184	113
Total General Revenue Fund Debt	$11,220	$11,196	$11,431	$11,632	$11,757

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (“Saskatchewan” or the “Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 995,391 on July 1, 2004, compared with approximately 994,428 on July 1, 2003, and 1,006,854 on July 1, 1993. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 197,016 on July 1, 2003, and Saskatoon, with a population of approximately 233,939 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population
    995,391 (July 1, 2004)

Major Urban Centres
   Regina
   •  Capital of Saskatchewan
   •  197,016 (July 1, 2003)
   Saskatoon
   •  Centre for Saskatchewan's
       resource-based and advanced
       technology industries
   •  233,939 (July 1, 2003)

Population Density
    1 person per 0.66 square
    kilometre (0.25 per square mile)

Mean Temperatures Range (Regina)
    January     -11 to -22 degrees Celsius
    July            26 to 12 degrees Celsius

Mean Precipitation (Regina)
    January     15 millimetres
    July            59 millimetres
Year 364 millimetres	Area
  Land:
   •  570,700 square kilometres
       (220,350 square miles)
   Fresh Water:
   •  81,630 square kilometres
       (31,520 square miles)
   Total:
   •  652,330 square kilometres
       (251,870 square miles)
   Farm Land:
   •  268,655 square kilometres
       (103,730 square miles)
   Cultivated Farm Land:
   •  202,470 square kilometres
       (78,170 square miles)
   Commercial Forests:
   •   126,300 square kilometres
(48,760 square miles)

Sources: Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the “Constitution”) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 5, 2003, and resulted in a majority for the New Democratic Party as the Government of Saskatchewan. The representation in the Legislative Assembly at November 5, 2003 was as follows: New Democratic Party, 30 seats and Saskatchewan Party, 28 seats.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy grew at an annual real rate of 4.7 percent in 2003 largely due to higher crop production. Canada’s real Gross Domestic Product (“GDP”) increased by 2.0 per cent in the same year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled increased by 14.3 per cent and the value of oil sales increased by 7.9 per cent in 2003 because of improved oil prices. The value of potash sales dropped by 4.9 per cent in the same year. The value of natural gas sales increased by 38.7 per cent as a result of strong natural gas prices in 2003 and the number of gas wells drilled increased by 23.6 per cent in 2003.

        Agriculture is the second largest sector among Saskatchewan’s goods-producing industries. Saskatchewan farmers harvested 21.8 million tones of the major grains and oilseeds in 2003 about 45.9 per cent more than the harvest in 2002.

        Despite higher government program payments, Saskatchewan farm cash receipts amounted to 5.7 billion in 2003, down 12.3 per cent from 2002. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to negative $390 million.

        Manufacturing is also an important sector of the Saskatchewan economy. In 2003, Saskatchewan’s manufacturing shipments increased by 3.7 per cent.

        Retail sales increased by 5.0 per cent and wholesale trade increased 0.9 per cent in the same year. New vehicle sales, however went down by 1.1 per cent in 2003.

        Saskatchewan’s employment level increased by 1.0 per cent or 4800 jobs in 2003. In Canada, employment increased by 2.2 per cent or 334,200 jobs in the same year.

        Saskatchewan’s unemployment rate averaged 5.6 per cent in 2003. The national unemployment rate averaged 7.6 per cent in the same year.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 2.3 per cent in 2003 compared to Canada’s inflation rate of 2.8 per cent.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2003.

Summary of Economic Indicators

	Calendar Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$30,867	$33,630	$33,672	$34,716	$36,519	4.3%
Annual Rate of Change	4.6%	8.9%	0.1%	3.1%	5.2%	n/a
Per Capita	$30,420	$33,371	$33,668	$34,860	$36,723	4.8%
Chained 1997 Prices (Millions)	$30,019	$30,747	$30,802	$30,562	$31,984	1.6%
Annual Rate of Change	(0.1)%	2.4%	0.2%	(0.8)%	4.7%	n/a
Per Capita	$29,584	$30,510	$30,798	$30,688	$32,163	2.1%

Gross Domestic Product - Canada
Current Market Prices (Millions)	$982,441	$1,076,577	$1,108,200	$1,157,968	$1,218,772	5.5%
Annual Rate of Change	7.4%	9.6%	2.9%	4.5%	5.3%	n/a
Per Capita	$32,313	$35,080	$35,724	$36,910	$38,495	4.5%
Chained 1997 Prices (Millions)	$969,750	$1,020,488	$1,038,845	$1,074,621	$1,096,359	3.1%
Annual Rate of Change	5.5%	5.2%	1.8%	3.4%	2.0%	n/a
Per Capita	$31,896	$33,253	$33,488	$34,254	$34,629	2.1%

Consumer Price Index [1]
(Annual Percentage Change)
Saskatchewan	1.7%	2.6%	3.1%	2.7%	2.3%	n/a
Canada	1.7%	2.7%	2.5%	2.2%	2.8%	n/a

Population (July 1)(Thousands)
Saskatchewan	1,015	1,008	1,000	996	994	(0.5)%
Canada	30,404	30,689	31,021	31,373	31,660	1.0%

Unemployment Rate
Saskatchewan	6.1%	5.2%	5.8%	5.7%	5.6%	n/a
Canada	7.6%	6.8%	7.2%	7.6%	7.6%	n/a

1 1992 = 100
N/A = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 1997 dollars increased at a compound average annual rate of 1.6 per cent in the period from 1999 to 2003. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 4.3 per cent in the same period. In 2003, Saskatchewan’s real GDP increased by 4.7 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 1997 dollars for the five years ended December 31, 2003.

Gross Domestic Product

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions)
Gross Domestic Product
Current Market Prices
Personal Expenditure on Goods
and Services	$17,052	$17,874	$18,595	$19,486	$20,358	4.5%
Government Expenditure on Goods
and Services	6,384	6,646	6,859	7,128	7,564	4.3%
Gross Fixed Capital Formation	7,212	7,299	7,368	7,230	7,282	0.2%
Value of Physical Change in Inventories:
Non-Farm	276	22	299	200	195	n/a
Farm Inventories and Grain in
Commercial Channels	215	153	(777)	(471)	419	n/a
Exports of Goods and Services	20,539	24,101	23,316	23,426	23,419	3.3%
Less: Imports of Goods and Services	20,724	22,325	21,961	22,247	22,973	2.6%
Residual Error and Adjustment	(86)	(140)	(27)	(35)	255	n/a
Total	$30,867	$33,630	$33,672	$34,716	$36,519	4.3%
Gross Domestic Product
Chained 1997 Dollars
Personal Expenditure on Goods
and Services	$16,580	$16,988	$17,301	$17,689	$18,142	2.3%
Government Expenditure on Goods
and Services	6,091	6,150	6,250	6,353	6,550	1.8%
Gross Fixed Capital Formation	7,021	7,044	7,008	6,786	6,773	(0.9)%
Value of Physical Change in Inventories:
Non-Farm	196	(55)	177	100	96	n/a
Farm Inventories and Grain in
Commercial Channels	640	395	(736)	(49)	1,104	n/a
Exports of Goods and Services	19,883	21,082	20,885	19,862	20,270	0.5%
Less: Imports of Goods and Services	20,317	20,773	20,175	20,228	21,161	1.0%
Residual Error and Adjustment	(84)	(128)	(25)	(31)	224	n/a
Total	$30,019	$30,747	$30,802	$30,562	$31,984	1.6%

N/A - not applicable
Note:   Components may not add due to rounding.
Source:  Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 0.2 per cent over the period from 1999 to 2003. Investment in manufacturing increased by 21.7 per cent; commercial services 7.7 per cent; and, public administration 5.9 per cent. Investment in transportation and warehousing decreased by 28.3 per cent during the period.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2003.

Gross Fixed Capital Formation

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions)
Agriculture[1]	$769	$797	$936	$682	$673	(3.3)%
Mining[2]	1,427	2,068	1,846	1,629	1,634	3.4
Construction	99	91	94	96	90	(2.4)
Manufacturing	355	504	417	651	779	21.7
Transportation & Warehousing	1,290	669	361	420	341	(28.3)
Information and Cultural Services	284	247	241	269	246	(3.5)
Utilities	389	314	596	467	437	3.0
Retail and Wholesale Trade	318	287	302	271	269	(4.1)
Finance and Insurance[3]	1,424	1,494	1,467	1,623	1,747	5.2
Commercial Services	145	144	207	217	195	7.7
Institutions	309	302	406	397	363	4.1
Public Administration	403	382	493	507	507	5.9
Total	$7,212	$7,299	$7,366	$7,229	$7,281	0.2%

1 Includes forestry, fishing, trapping and hunting.
2 Includes oil, potash, uranium, natural gas and other minerals.
3 Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Grains, crude oil, manufactured goods and potash are Saskatchewan’s principal exports, accounting for 11.1 per cent, 22.4 per cent, 13.0 per cent and 7.0 per cent, respectively, of total exports in 2003. For the five years ended December 31, 2003, total exports increased by an average of 3.3 per cent per year while imports increased by an average of 2.6 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2003.

Trade with the Rest of Canada and Abroad

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions)
Exports
Grain	$3,070	$2,900	$3,400	$2,844	$2,597	(4.1)%
Crude Oil	3,218	5,255	3,989	4,869	5,247	13.0
Potash	1,682	1,744	1,622	1,718	1,633	(0.7)
Manufactured Goods to the
Rest of Canada	2,597	2,986	2,841	2,944	3,056	4.2
Other	9,972	11,215	11,464	11,051	10,887	2.2
Total Exports	$20,539	$24,101	$23,316	$23,426	$23,419	3.3%
Imports
Crude Oil	$453	$770	$715	$795	$835	16.5%
Manufactured Goods from the
Rest of Canada	4,644	4,864	4,555	4,619	4,767	0.7
Other	15,627	16,690	16,690	16,833	17,372	2.7
Total Imports	$20,724	$22,325	$21,961	$22,247	$22,973	2.6%

Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2003. The national unemployment rate stood at 7.6 per cent in 2003, while Saskatchewan’s unemployment rate was 5.6 per cent in the same year.

        In the first nine months of 2004, Saskatchewan’s seasonally adjusted unemployment rate has averaged 5.5 per cent, compared to the national average unemployment rate of 7.2 per cent over the same period.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2003.

Labour Force Statistics

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Thousands, Except Percentages)
Labour Force
Saskatchewan	511	512	502	511	516	0.2%
Canada	15,721	15,999	16,246	16,689	17,047	2.0%
Employed
Saskatchewan	480	485	472	482	487	0.3%
Canada	14,531	14,910	15,077	15,412	15,746	2.0%
Unemployed
Saskatchewan	31	27	29	29	29	-1.6%
Canada	1,190	1,089	1,169	1,277	1,301	2.3%
Unemployment Rate
Saskatchewan	6.1%	5.2%	5.8%	5.7%	5.6%	n/a
Canada	7.6%	6.8%	7.2%	7.6%	7.6%	n/a
Participation Rate
Saskatchewan	67.0%	67.0%	65.9%	67.3%	68.2%	n/a
Canada	65.6%	65.9%	66.0%	66.9%	67.5%	n/a

N/A - Not applicable
Source: Statistics Canada.

        Approximately 6,800 net new jobs were created in the Province in the period from 1999 to 2003. Mining, construction, finance and business & community services were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Thousands)
Goods-Producing Industries
Agriculture	68	62	51	51	47	(8.6)%
Mining	13	16	18	16	18	7.1
Construction	24	24	25	26	24	0.7
Manufacturing	28	29	30	29	28	(0.1)
Subtotal	133	131	124	122	117	(3.1)
Service Industries
Transportation, Communication,
Utilities and Storage	29	32	30	29	28	(0.5)
Wholesale and Retail Trade	77	76	73	78	77	0.2
Finance, Insurance and Real Estate	25	27	27	28	27	2.7
Business and Community Services	191	193	191	199	210	2.4
Public Administration	27	27	28	27	27	0.5
Subtotal	347	354	349	360	369	1.6
Total	480	485	472	482	487	0.3%

Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 2.6 per cent over the period from 1999 to 2003. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2003.

Personal Income

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions)
Wages, Salaries and Supplementary
Labour Income	$13,038	$13,588	$14,157	$14,657	$15,333	4.1%
Net Income Received by Farm Operators
from Farm Production	340	176	9	(90)	(24)	n/a
Net Income of Non-Farm Unincorporated
Business[1]	1,775	1,857	1,906	2,004	2,109	4.4
Interest, Dividends and Miscellaneous
Investment Income	3,126	3,318	3,181	2,846	2,736	(3.3)
Others	4,067	4,198	4,319	4,474	4,563	2.9
Total	$22,346	$23,137	$23,572	$23,891	$24,717	2.6%

1 Includes rent.
Source: Saskatchewan Bureau of Statistics.

Economic Structure

        The following table sets forth Saskatchewan’s GDP at factor cost by industry for the four years ended December 31, 2003.

Gross Domestic Product at Factor Cost by Industry in Millions of 1997 Dollars

	Year Ended December 31					Per Cent of 2003	Compound Annual Growth Rate
	1999	2000	2001	2002	2003	Total	1999-2003
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$2,987	$2,979	$2,262	$1,762	$2,715	9.2%	(2.4)%
Mining[1]	3,890	3,761	3,801	3,601	3,690	12.5%	(1.3)%
Manufacturing	1,998	2,294	2,208	2,172	2,214	7.5%	2.6%
Construction	1,560	1,505	1,431	1,353	1,341	4.5%	(3.7)%
Subtotal	$10,435	$10,539	$9,702	$8,888	$9,960	33.7%	(1.2)%
Services Industries
Transportation, Warehousing and
Information	$2,477	$2,701	$2,709	$2,680	$2,763	9.3%	2.8%
Finance, Insurance and
Real Estate	4,571	4,662	4,755	4,927	4,977	16.8%	2.2%
Wholesale and Retail Trade	2,951	3,105	3,248	3,281	3,367	11.4%	3.4%
Communication and Utilities	839	838	829	819	815	2.8%	(0.7)%
Services	5,492	5,568	5,711	5,804	5,913	20.0%	1.9%
Public Administration	1,641	1,684	1,705	1,729	1,756	5.9%	1.7%
Subtotal	$17,971	$18,558	$18,957	$19,240	$19,591	66.3%	2.2%
Gross Domestic Product at
Factor Cost	$28,406	$29,097	$28,659	$28,128	$29,551	100.0%	1.0%

1 Includes oil, potash, uranium, natural gas and other minerals.
Note: Components may not add due to rounding. GDP at factor cost and GDP at market prices differ by the amount of
        "indirect taxes net of subsidies."
Source: Saskatchewan Bureau of Statistics.

Agriculture

        Based on the 2001 Census of Agriculture, Saskatchewan has 50,598 farms with an average size of 1,283 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1994 and 2003, wheat accounted for 36.3 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2003, wheat’s share accounted for 33.1 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 45.3 per cent of total crop production in 2003. Specialty crops such as mustard, lentils and peas accounted for 9.1 per cent of the total harvest in 2003.

Crop Production

	Calendar Year Ended December 31										1994 to 2003 10 year
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	Average
	(Millions of Tonnes)
Wheat	8.4	9.0	12.8	9.6	7.9	10.4	8.7	7.4	4.5	7.2	8.6
Durum	3.7	3.7	3.8	3.5	4.7	3.4	4.8	2.5	2.9	3.2	3.6
Barley	3.9	4.4	5.4	4.4	4.3	4.9	5.3	3.7	2.5	4.4	4.3
Canola	3.2	2.6	2.2	2.7	3.2	4.0	3.4	2.1	1.7	2.7	2.8
Specialty Crops[1]	1.8	1.6	1.6	1.8	2.5	2.8	3.3	2.1	1.6	2.4	2.1
Other[2]	2.2	1.9	2.5	2.1	2.7	2.7	2.4	2.0	1.7	2.0	2.2
Total	23.2	23.2	28.2	24.1	25.3	28.2	27.8	19.7	14.9	21.8	23.7

1 Includes mustard, sunflowers, lentils, field peas and canary seed.
2 Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $2.7 billion in 2003, with wheat, durum and canola accounting for $1.7 billion, or 61.6 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.4 billion in 2003, with cattle and calves accounting for $765 million, or 56.8 per cent, of the year’s total cash receipts from livestock sales.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2003.

Farm Cash Receipts

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions)
Crops
Wheat and Durum	$1,604	$1,520	$1,805	$1,679	$1,042	(10.2)%
Canola	784	657	749	719	634	(5.2)
Barley	251	282	371	248	152	(11.8)
Other Crops[1]	1,028	915	862	1,108	891	(3.5)
Subtotal	$3,667	$3,373	$3,787	$3,755	$2,719	(7.2)
Livestock & Livestock Products
Cattle & Calves	$995	$1,088	$1,146	$1,154	$765	(6.4)
Hogs	145	215	259	244	262	16.1
Other Livestock and Livestock Products[2]	250	265	291	328	320	6.4
Subtotal	$1,390	$1,568	$1,696	$1,726	$1,348	(0.8)
Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$476	$777	$1,020	$1,004	$1,623	35.9
Total Farm Cash Receipts	$5,533	$5,718	$6,503	$6,485	$5,690	0.7%

1 Includes net deferments.
2 Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note:     Components may not add due to rounding.
Source:  Statistics Canada.

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $2.7 billion in 2003, down 27.6 per cent from 2002. Farm cash receipts from livestock sales amounted to $1.4 billion in the same year, down 21.9 per cent from 2002. Government payments in 2003 amounted to $1.6 billion compared with the $1.0 billion provided by both the federal and provincial governments to farmers in 2002.

        Saskatchewan’s 2003 realized net farm income amounted to negative $390.4 million, compared with $769.0 million from 2002. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

        In 2003, the total value of mineral sales amounted to $8.9 billion, an increase of 7.2 per cent from the prior year. Crude oil, natural gas and potash accounted for about 90.1 per cent of the total value of mineral sales in 2003.

        In the first six months of 2004, total sales of crude oil amounted to $2.6 billion, an increase of 1.9 per cent from the comparable period in 2003. Sales of natural gas decreased by 4.6 per cent for the first six months of 2004.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2003.

Mineral Sales

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales
Oil	$3,095	$5,078	$3,748	$4,715	$5,089	13.2%
Natural Gas	611	1,094	1,269	915	1,269	20.0%
Potash	1,682	1,744	1,622	1,717	1,633	(0.7)
Sodium Sulphate	26	23	22	23	20	(6.0)%
Other	757	720	870	904	859	3.2%
Total	$6,171	$8,659	$7,531	$8,274	$8,870	9.5%
Volume of Mineral Sales
Oils (millions of barrels)	137	153	156	154	153	2.8%
Natural Gas (millions of cubic metres)	6,337	6,584	6,594	6,567	6,960	2.4%
Potash (thousands of tonnes)	7,975	8,602	7,785	8,145	8,791	2.5%
Sodium Sulphate (thousands of tonnes)	292	254	173	184	168	(12.9)%

Note:     Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Industry and Resources.
Other includes Uranium, Gold, Silver, Sodium Sulphate, Cadmium, Selenium, Tellurium, Zinc, Copper, Salt, Coal, Sand and Gravel.

        Oil.   Saskatchewan is the second largest crude oil producing province in Canada. At December 31, 2003, remaining economically recoverable reserves in the Province were estimated at 1,161 million barrels of crude oil. This estimate is subject to change with price fluctuations and technological improvements.

        The volume of Saskatchewan oil sales increased at a compound annual rate of 2.8 per cent from 1999 to 2003 and the value of oil sales increased by 13.2 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. In 2003, NewGrade used approximately 22.0 million barrels of crude oil feedstock. During the same year, the Husky Upgrader used approximately 25 million barrels of blended heavy oil.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. From 1999 to the end of 2003, 9,231 oil wells were drilled in Saskatchewan, resulting in approximately $6.7 billion in expenditures on oil exploration and development in the Province. The oil industry has recently experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. In 2003, 1,877 oil wells were drilled in the Province. A total of 982 oil wells have been drilled in the first eight months of 2004.

        Natural Gas.   The volume of Saskatchewan natural gas sales increased at a compound average annual rate of 2.4 per cent from 1999 to 2003, while the value of natural gas sales increased by 20.0 per cent in the same period. The natural gas industry in the Province invested approximately $1.0 billion in the period from 1999 to 2003 exploring for and developing natural gas reserves. During this period, 7,844 natural gas wells were drilled.

        Potash.   Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 31 per cent of the world’s output. Approximately 55 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales decreased by 4.9 per cent to $1.6 billion in 2003. The Saskatchewan government recently implemented changes to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes, PCS announced an expansion project at its Rocanville mine in the Province.

        Uranium.   Saskatchewan is the world’s largest producer of uranium and possesses high grade, low cost uranium resources. In 2003, uranium was produced at four facilities (Cluff Lake, Key Lake-McArthur River, Rabbit Lake and McClean Lake) located in the northern part of Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects. Of the current mines, McClean Lake commenced production in June 1999. Mining activities are currently suspended as the mill continues to process stockpiled ore. Mining operations are forecast to resume with the Sue Z deposit in 2005. The McArthur River project began production in December 1999 with the ore being processed at the Key Lake mill. Mining operations were suspended for three months in 2003 to correct a water inflow problem. An application to expand production capacity at Key Lake and McArthur River is currently underway. The Rabbit Lake mine was restarted in July 2002 following a two-year shutdown. With the identification of additional reserves, production will remain at current levels into 2006. The Cluff Lake mine ceased production in December 2002 and is undergoing decommissioning. Of the future expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998. Cigar Lake is currently under additional federal review and is forecast to begin production in 2006, with Midwest currently delayed until 2009.

        Cameco Corporation (“Cameco”) was formed in 1988 by combining the assets of the Saskatchewan Mining Development Corporation, a Provincial Crown corporation, and Eldorado Nuclear Limited, a federal Crown corporation. Following treasury and secondary offerings in 1991 and additional secondary offerings in 1994 and 1996, the Government’s ownership in Cameco was reduced from the original 61.5 per cent to approximately 10.3 per cent at December 31, 1996 (fully diluted). Cameco offered 4 million common shares to the public in August 1997. The Government’s ownership interest was approximately 9.7 per cent at December 31, 2001. In February 2002, CIC sold the Government’s remaining interest in Cameco for net proceeds of $226.4 million and a gain on sale of $111.5 million (consolidated basis)1.

1 CIC Consolidated and CIC Non-Consolidated financial statements are prepared using different accounting policies for investments in share capital corporations (equity versus cost method). As a result, the carrying value of the investment in Cameco Corporation, and the resulting gain on sale, differ between CIC Consolidated and CIC Non-Consolidated.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $7.9 billion in 2003, up 3.7 per cent from 2003.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 24.6 per cent of total manufacturing activity in 2003. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments

	Year Ended December 31					Compound Annual Growth Rate
	1999	2000	2001	2002	2003	1999-2003
	(Millions)
Food Processing	$1,589	$1,619	$1,763	$1,871	$1,947	5.2%
Chemicals and Chemical Products	624	618	733	686	799	6.4%
Electrical and Electronic	534	789	492	339	311	(12.6)%
Wood	381	346	314	409	468	5.3%
Metal Fabrication	361	382	397	371	389	1.9%
Non-Metallic Minerals	95	92	93	77	71	(7.0)%
Other	2,696	3,269	3,605	3,881	3,928	9.9%
Total	$6,279	$7,116	$7,396	$7,634	$7,913	6.0%

Note:     Components may not add due to rounding.
Source:  Statistics Canada.

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 75.9 per cent of total employment in the Province in 2003.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 16.8 per cent of the entire Saskatchewan economy in 2003. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (“Government”) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are superannuation funds, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue is recorded on the accrual basis except for receipts from the federal government for corporate and personal income taxes. Expenditures are recorded on an accrual basis except for defined benefit pension plan costs. Expenditures include the cost of tangible capital assets and inventories received during the year.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenditures in each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        Following the close of each fiscal year, the Provincial Auditor examines the accounts of the Government and renders an opinion on the General Revenue Fund Financial Statements and the Summary Financial Statements included in the Public Accounts of the Government. In addition, the Provincial Auditor is required to make a report to the Legislative Assembly on the results of his examination.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2004, and the Budget Estimate for fiscal year 2005.

General Revenue Fund Statement of Cash Requirements and Financing

	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004	Estimated 2005
	(Millions)
Cash Requirements
Operating Activities
Revenue	$5,856	$6,754	$6,059	$6,457	$6,558	$6,591
Expenditures	5,773	5,921	6,338	6,374	6,768	6,762
Transfers (to) from Fiscal Stabilization Fund	0	(775)	280	(82)	211	171
Budgetary Surplus (Deficit)[1]	83	58	1	1	1	0
Add (deduct) Non-Cash Items
Amortization of Foreign Exchange Gains and Losses	6	14	17	10	4	5
Amortization of Capital Assets	0	0	0	0	0	104
Loss on Loans and Investments	1	(1)	0	2	80	1
Net Change in Non-Cash Operating Activities	(223)	(102)	(127)	114	104	(184)
Earnings Retained in Sinking Funds	(23)	(36)	(35)	(51)	(47)	(46)
Adjustment to Accumulated Deficit	0	0	0	0	(46)	0
Cash provided by (used for) Operating Activities	(156)	(67)	(144)	76	96	(120)
Capital Activities
Acquisition of Capital Assets	0	0	0	0	0	(146)
Investing Activities
Receipts	300	698	441	504	363	446
Disbursements	213	573	503	511	583	422
Cash (required for) provided by
Investing Activities	87	125	(62)	(7)	(220)	24
Cash provided (required)	$(69)	$58	$(206)	$69	$(124)	$(242)
Financing Activities
Proceeds from Debt	$1,436	$1,940	$1,329	$844	$1,124	$1,450
Repayment of Debt	(1,580)	(2,238)	(1,028)	(405)	(642)	(1,344)
Proceeds from (repayment of) Debt	(144)	(298)	301	439	482	106
Increase (decrease) in Deposits Held	330	149	(326)	(285)	(209)	(191)
Increase (decrease) in Cash & Temporary Investments	(117)	91	231	(223)	(149)	327
Total Financing	$69	$(58)	$206	$(69)	$124	$242

1 See Notes 1-7 commencing on page 33.

Fiscal Year 2004 Results

        On June 29, 2004, the Minister of Finance released the financial results for the General Revenue Fund for the fiscal year ended March 31, 2004.

        Total General Revenue Fund revenue of $6,558.4 million for the fiscal year ended March 31, 2004 increased by $101.7 million, or 1.6 per cent, from the previous fiscal year. The increase in revenue is due primarily to increased transfers from the federal government which were offset by lower non-renewable resource revenue and transfers from government entities. The General Revenue Fund expenses of $6,768.4 million increased by $394.6 million, or 6.2 per cent, over the previous year primarily due to increased spending in Health, for incremental costs to maintain current health programs and services and in Learning, for a return to fully expensing capital projects and writing off loans to the EIFC. The $211.0 million transfer from the Fiscal Stabilization Fund to the General Revenue Fund resulted in a General Revenue Fund surplus of $1.0 million for fiscal year 2004, compared to a surplus of $0.9 million for fiscal year 2003.

Fiscal Year 2005 Approved Budget Estimate (Including Further Estimates)

        On March 31, 2004, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2005. The Budget Estimates together with Further Estimates tabled May 18, 2004 result in the 2005 Approved Budget Estimate. Projections for the General Revenue Fund for fiscal year 2005 are total revenue of $6,590.5 million, total expenses of $6,761.5 million, a transfer from the Fiscal Stabilization Fund (“FSF”) of $171.1 million and a budgetary surplus of $0.1 million. This is estimated to be the eleventh consecutive surplus budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2005 is estimated to be $242.4 million.

        Operating expense in the 2004-05 Approved Budget is estimated to be up by $177.0 million, or 3.0 per cent, from the 2003-04 Budget. This increase is targeted primarily to the areas of Health ($173.6 million) and Learning ($50.8 million). Increased base funding is also provided to recognize increases in average annual forest fire costs ($27.5 million). These increases are partially offset by a reduction due to the adoption of accrual accounting for capital assets in 2004-05 and the final year of the four-year Centenary Fund in 2003-04.

        Revenue is estimated to be up by $362.5 million, or 5.8 per cent, from the 2003-04 Budget. Of this increase, over $180 million is forecast to be generated through the following revenue measures:

  1 percentage point increase in the sales tax rate, from 6 per cent to 7 per cent;
  a 1.5 cent increase in tobacco tax rates on cigarettes and loose tobacco;
  personal income tax system no longer automatically indexed to inflation (Indexation to be set annually at Government's discretion);
  rebate program for retail purchases of farm-use gasoline is discontinued and 20 per cent of farm-use gasoline bulk purchases to be subject to the Fuel Tax;
  adjustments to beer pricing policies; and,
  increases to various fees and charges.

        2004-05 interest (or debt servicing costs) of $614.0 million is $36 million, or 5.5 per cent, lower than the 2003-04 Budget estimate resulting from savings from lower rates on refinancing completed in 2003-04 and from the appreciation in the value of the Canadian dollar versus the U.S. dollar.

        2004-05 borrowing requirements are estimated at $1,449.7 million; $1,194.1 million for government requirements, primarily refinancing maturing debt, and $255.6 million for Crown corporations.

        The 2004-05 Budget introduces the Summary Financial Plan which reports on and provides a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget further implements the new model for capital cost reporting for both the GRF and the Summary Financial Statements. Under this new full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government’s assets. The annual cost of using the asset (i.e., amortization) is recognized as an expense in the annual spending.

        The Government has also introduced the new Statement of Changes in Net Debt. The Government’s change in net debt is a measure of whether the revenues raised were sufficient to cover government spending. This Statement effectively tracks what were previously referred to as the surplus or deficit and the accumulated deficit (i.e., net debt) under the previous accounting model.

Fiscal Year 2005 Mid-Year Forecast

        On November 16, 2004, the Minister of Finance released the Mid-Year Report for the General Revenue Fund (GRF) for the fiscal year ending March 31, 2005. The Report forecasts total revenue of $7,406.4 million, total expenses of $6,907.0, a total transfer to the Fiscal Stabilization Fund (FSF) transfer of $210.1 million and a budgetary surplus of $289.3 million.

        The $815.9 million increase in revenue from Budget is primarily the result of higher non-renewable resource revenue, reflecting higher oil, natural gas and potash prices, and higher payments related to the Equalization program. The increase is partially offset by a $54.1 million decrease in the Crown Investment Corporation dividend to fund a utility rebate.

        Operating expense is forecast to increase by $169.5 million from Budget. The increase is primarily due to a $66.0 million increase in funding for health care related to the First Ministers' September 2004 meeting, a $55.05 million increase in Learning for property tax relief, $40.0 million to fund the Province's share of the national strategy for Bovine Spongiform Encephalopathy (BSE) and $12.0 million for the Province's share of the uranium mine clean-up. Interest costs are forecast to decrease by $24.0 million. The forecast FSF transfer is decreased by $381.2 million, leaving a GRF surplus of $289.3 million. Permanent debt reduction will be allocated $179.3 million of this surplus.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ended March 31, 2004, and the Approved Budget Estimate for fiscal year 2005. Also included is the percentage composition of major revenue sources for the Budget Estimate for fiscal year 2005.

General Revenue Rund Revenue1

	Fiscal Year Ended March 31
	2000	2001	2002	2003	Actual 2004	Approved Budget Estimate 2005	Percentage of Total Revenue 2005
	(Thousands)
Taxation
Corporation Capital	$293,351	$342,242	$363,204	$379,093	$371,479	$357,300	5.4%
Corporation Income	277,226	333,299	145,338	178,267	310,573	249,800	3.8
Individual Income	1,446,169	1,255,409	1,196,410	1,429,757	1,245,763	1,292,200	19.6
Sales	660,314	736,563	770,984	813,932	854,480	1,016,700	15.5
Fuel	369,010	345,136	353,765	331,512	356,773	363,100	5.5
Tobacco	123,866	122,012	120,049	158,472	176,747	184,200	2.8
Other	52,903	67,573	72,429	77,067	81,881	80,600	1.2
Total	3,222,839	3,202,234	3,022,179	3,368,100	3,397,696	3,543,900	53.8%
Non-Renewable Resources
Oil	640,097	799,049	555,337	862,318	774,488	400,800	6.1%
Potash	169,452	199,296	179,658	175,061	120,179	125,200	1.9
Natural Gas	91,784	239,305	129,067	152,728	210,455	138,400	2.1
Other Minerals	41,817	55,064	38,982	53,542	35,840	43,000	0.6
Total	943,150	1,292,714	903,044	1,243,649	1,140,962	707,400	10.7%
Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	125,000	0	200,000	300,000	200,000	250,000	3.8%
Liquor & Gaming Authority	0	1,016,212	315,710	328,680	360,766	365,400	5.6
Other Enterprises and Funds	35,516	39,175	45,627	63,811	53,484	48,700	0.7
Motor Vehicles Fees	113,300	113,844	117,898	116,964	119,412	127,100	1.9
Sales, Services, and Service Fees	89,327	73,735	75,094	72,268	91,960	84,500	1.3
Licences and Permits	46,446	42,011	41,100	42,350	46,426	44,800	0.7
Other Own-Source Revenue	72,529	101,514	101,336	120,063	114,740	93,000	1.4
Total	482,118	1,386,491	896,765	1,044,136	986,788	1,013,500	15.4%
Transfers from the
Federal Government
Equalization	541,598	175,247	492,017	(9,215)	41,284	442,500	6.7%
Canada Health and
Social Transfer[2]	556,282	552,378	608,908	668,211	750,558	0	0.0
Canada Health Transfer	0	0	0	0	0	419,400	6.4
Canada Social Transfer	0	0	0	0	0	259,300	3.9
Health Reform Fund	0	0	0	0	0	46,700	0.7
Other Federal Payments	110,945	144,539	136,161	141,824	241,110	157,800	2.4
Total	1,208,825	872,164	1,237,086	800,820	1,032,952	1,325,700	20.1%
Total General Revenue
Fund Revenue	$5,856,932	$6,753,603	$6,059,074	$6,456,705	$6,558,398	$6,590,500	100%

1   See "General Revenue Fund - Statement of Revenue, Expenditure and Accumulated Deficit" commencing on page 35.
2  In 2004-05, the amount for the Canada Health and Social Transfer has been separated into the Canada Health Transfer and the Canada Social Transfer.

        Total General Revenue Fund revenue for fiscal year 2004 increased by $101.7 million, or 1.6 per cent, from fiscal year 2003 to $6,558.4 million. Total General Revenue Fund revenue for fiscal year 2005 is estimated at $6,590.5 million, an increase of $32.1 million, or 0.5 per cent, from fiscal year 2004 actual revenue.

        Taxation.   Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $3,543.9 million, or 53.8 per cent, of total General Revenue Fund revenue for fiscal year 2005, an increase of $146.2 million, or 4.3 per cent, from fiscal year 2004 actual revenue. The increase is primarily due to higher sales tax and individual income tax revenue partially offset by lower corporate income tax revenue.

        Non-Renewable Resources.   Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $707.4 million, or 10.7 per cent, of General Revenue Fund revenue for fiscal year 2005, a decrease of $433.6 million, or 38.0 per cent, from fiscal year 2004. The decrease is primarily due to an anticipated reduction in oil and natural gas revenues associated with lower price forecasts.

        Transfers from Government Entities and Other Revenues.   The Budget Estimate includes a provision for a CIC transfer of $250.0 million in fiscal 2005 as compared to $200.0 million in fiscal 2004. The $250.0 million dividend in 2005 reflects the decision to take the final portion of the deferred 2001 dividend. Transfers from Government entities and other revenues include dividends from Provincial Crown Entities, motor vehicle fees, charges for services, licences and permits and others. These revenues of the Province are estimated at $1,013.5 million, or 15.4 per cent, of General Revenue Fund revenue for fiscal year 2005, an increase of $26.7 million, or 2.7 per cent, from the prior year. The increase is primarily due to an increase in the Crown Investments Corporation of Saskatchewan (“CIC”) dividend transfer.

        Transfers from Crown Entities have been principally from CIC and the Saskatchewan Liquor and Gaming Authority (“SLGA”). The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC transfer of $250.0 million in fiscal year 2005 as compared to $200.0 million in fiscal year 2004. The transfer from the SLGA includes the net income for the year. In fiscal year 2005, this amount is estimated to be $365.4 million.

        Transfers from the Federal Government.   Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government amounted to $1,033.0 million in fiscal year 2004. These transfers are estimated to total $1,325.7 million, or 20.1 per cent, of General Revenue Fund revenue in fiscal year 2005, an increase of $292.7 million, or 28.3 per cent, from the prior year.

        One component of federal transfer payments to Saskatchewan is equalization which is made to those provinces that have a below average capacity to raise revenue based on a five-province standard. Equalization payments received by the Government in fiscal year 2004 totalled $41.3 million and are estimated at $442.5 million for fiscal year 2005. For 2004-05, a decline in own-source revenues, primarily oil revenues, is estimated, resulting in an increase in Saskatchewan’s Equalization receipts.

        Unconditional federal transfer payments made under the Canada Health and Social Transfer (“CHST”) arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, 1977. The CHST is a federal program that provides “block funding” to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and the CHST. One aspect of the 2003 First Ministers’ Accord on Health Care Renewal was the splitting of the CHST into two separate transfers by April 2004 – a Canada Health Transfer (“CHT”) and a Canada Social Transfer (“CST”). Combined, CHT and CST transfers are expected to be $678.7 million for fiscal year 2005, a decrease of $71.9 million, or 9.6 per cent, from the 2004 actual amount of $750.6 million. The decrease is largely due to the two one-time CHST Supplements that were recorded in fiscal 2004.

General Revenue Fund Expenditure

The following table provides a breakdown of the General Revenue Fund expenditure on government programs and services for the five fiscal years ended March 31, 2004, and includes the Approved Budget Estimate for fiscal year 2005.

General Revenue Fund Expense1, 2
(unaudited)

	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004	Approved Budget Estimate 2005	Percentage of Total Revenue 2005
	(Thousands)
Agriculture, Food and Rural
Revitalization	$334,470	$217,682	$396,534	$311,970	$332,388	$264,349	3.9%
Community Resources and
Employment	622,164	622,567	620,509	607,099	605,027	602,766	8.9
Environment	150,959	132,771	180,995	180,324	178,335	161,671	2.4
Finance	186,413	197,911	211,501	222,470	235,598	241,656	3.6
Servicing the Public Debt	696,089	664,092	616,811	611,394	602,702	614,000	9.1
Health	1,955,736	2,075,650	2,199,753	2,342,835	2,515,823	2,700,416	39.9
Highways and Transportation	235,857	273,307	309,306	294,492	293,732	252,285	3.7
Justice	170,295	167,299	174,185	184,284	194,659	199,907	3.0
Learning	992,858	1,070,216	1,093,420	1,085,613	1,256,112	1,216,263	18.0
Other Expenditures	428,612	499,417	534,962	533,364	554,039	508,220	7.5
Total	$5,773,453	$5,920,912	$6,337,976	$6,373,845	$6,768,415	$6,761,533	100.0%

1 See "General Revenue Fund - Statement of Revenue, Expenditure, and Accumulated Deficit" commencing on page 35.
2 Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 19 for an explanation of the change to the expense basis of presentation.

        In fiscal year 2005, 72.4 per cent of the General Revenue Fund estimated total expenditure is for transfer payments to individuals (e.g., social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 14.0 per cent of the estimated expense, 3.0 per cent is for pensions and 1.5 per cent is for the amortization of government owned assets and infrastructure. The remaining 9.1 per cent of the estimated total expense is for servicing government debt. General Revenue Fund expenses do not include debt servicing costs incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture, Food and Rural Revitalization.   The department’s estimated total expense for fiscal year 2005 is $264.3 million, a decrease of $68.0 million, or 20.5 per cent, from fiscal year 2004 actual expenditure. The decrease largely reflects a change in accounting policy for the NISA program and one-time BSE compensation programs in fiscal year 2004, partially offset by funding for participation in the Agricultural Policy Framework.

        Community Resources and Employment.  The department’s estimated total expense for fiscal year 2005 is $602.8 million, a decrease of $2.3 million, or 0.4 per cent, from fiscal year 2004 actual expenditure. The decrease largely reflects reductions in income assistance programs, including housing programs, partially offset by increases for benefit and employment supplement child care and community inclusion programs.

        Environment.   The department’s estimated total expense for fiscal year 2005 is $161.7 million, a decrease of $16.7 million, or 9.3 per cent, from fiscal year 2004 actual expenditure. The decrease reflects higher forest fire management costs in fiscal year 2004 partially offset by an increase in fiscal year 2005 for forest fire operations.

        Finance.   The department’s estimated total expense for fiscal year 2005 is $241.7 million, an increase of $6.1 million, or 2.6 per cent, from fiscal year 2004 actual expenditure due mainly to increased costs for pension and benefit programs.

        Servicing Government Debt.   Costs for servicing government debt for fiscal year 2005 is estimated to be $614 million, an increase of $11.3 million, or 1.9 per cent, from fiscal year 2004 actual costs. The debt servicing costs is estimated to account for 9.1 per cent of the total General Revenue Fund expense for fiscal year 2005, up from the actual 8.9 per cent in fiscal year 2004.

        Health.   The department’s estimated total expense for fiscal year 2005 is $2.7 billion, an increase of $184.6 million, or 7.3 per cent, from fiscal year 2004 actual expenditure. The increase largely reflects incremental funding for collective agreements and benefit costs, utilization and cost increases for health care programs and maintaining services delivered by regional health authorities.

        Highways and Transportation.  The department’s estimated total expense for fiscal year 2005 is $252.3 million, a decrease of $41.4 million, or 14.1 per cent, from fiscal year 2004 actual expenditure. The decrease largely reflects the adoption of accrual accounting for government-owned capital assets.

        Justice.   The department’s estimated total expense for fiscal year 2005 is $199.9 million, an increase of $5.2 million, or 2.7 per cent, from fiscal year 2004 actual expenditure due largely to increased funding for RCMP services.

        Learning.   The department’s estimated total expense for fiscal year 2005 is $1.2 billion, a decrease of $39.8 million, or 3.2 per cent, from fiscal year 2004 actual expenditure. The decrease largely reflects the write-down of the Education Infrastructure Financing Corporation and lower teacher pension costs in fiscal year 2004 partially offset by increased grant funding for K-12 and post-secondary education in fiscal year 2005.

        Other Expenses.   The other category includes expenses for industry and economic development, government relations, aboriginal affairs and departments serving central government functions. The category’s estimated total expense for fiscal year 2005 is $508.2 million, a decrease of $45.8 million, or 8.3 per cent, from fiscal year 2004 actual expenditure.

Transfers To/From The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (the “FSF”) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001. Transfers from the FSF in fiscal year 2005 are estimated to be $171.1 million leaving an estimated balance of $194.9 million at the end of the year.

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2004. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers to (from) the Fiscal Stabilization Fund

	Fiscal Year Ended March 31
	2000		2001	2002	2003	2004	Approved Budget Estimate 2005
	(Thousands)
Fiscal Stabilization Fund	$	N/A	$775,000	$(280,000)	$82,000	$(211,000)	$(171,100)

General Revenue Fund Investing Activities

        Investing activities of the General Revenue Fund include loans to and investments in Crown entities, other organizations, individuals and agricultural land held for resale. Cash required for investing activities for fiscal year 2004 was $219.6 million as compared to $7.5 million required in fiscal year 2003. Cash provided by investing activities for fiscal year 2005 is estimated at $24.3 million. The changes in 2004 and 2005 are related primarily to changes in loans to Crown corporations and in other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2004, gross debt of the General Revenue Fund amounted to $12,591.4 million as compared to $12,334.4 million at March 31, 2003. Approximately 30 per cent of the gross debt of the General Revenue Fund at March 31, 2004, was reimbursable from and was incurred for Crown corporations. Approximately 70 per cent of the General Revenue Fund gross debt at March 31, 2004, was incurred for general government purposes.

        Approximately 86 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 14 per cent was denominated in U.S. dollars at March 31, 2004. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in a decrease in gross debt of $208.5 million at March 31, 2004, compared to a decrease of $191.8 million at March 31, 2003).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2004, promissory notes and debentures outstanding were $235.0 million and $12,356.4 million, respectively. Promissory notes and debentures outstanding at March 31, 2003, were $397.5 million and $11,936.9 million, respectively.

        During fiscal year 2004, the Government issued and sold $736.8 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $302.2 million and decreased promissory notes outstanding for general government purposes by $113.9 million.

        During the year, $387.6 million in debentures were issued and sold for the purposes of Crown corporations. Redemptions of debentures issued for Crown corporations amounted to $177.8 million during fiscal 2004 and promissory notes outstanding for Crown corporations decreased by $48.6 million.

        The Government’s sinking funds totalled $947.5 million at March 31, 2004. Contributions to the Government’s sinking funds amounted to $83.4 million in fiscal year 2004.

        The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2004.

	Total Debt[1]
	At March 31
	2000	2001	2002	2003	2004
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations[2]	$56,922	$295,134	$237,795	$253,455	$204,826
General Government Purposes[3]	303,078	337,966	164,205	144,045	30,174
Total[4]	360,000	633,100	402,000	397,500	235,000
Debentures
(for the purpose of)
Crown Corporations[2]	3,880,826	3,553,176	3,683,308	3,568,542	3,618,515
General Government Purposes[3]	7,627,072	7,574,789	8,001,698	8,368,330	8,737,885
Total	11,507,898	11,127,965	11,685,006	11,936,872	12,356,400
Gross Debt	11,867,898	11,761,065	12,087,006	12,334,372	12,591,400
Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	594,097	369,348	312,913	195,220	211,114
General Government Purposes[3]	402,480	507,276	604,004	690,949	736,422
Total	996,577	876,624	916,917	886,169	947,536
	10,871,321	10,884,441	11,170,089	11,448,203	11,643,864
Guaranteed Debt	349,040	312,009	260,836	184,067	113,408
Debt plus Guaranteed Debt	$11,220,361	$11,196,450	$11,430,925	$11,632,270	$11,757,272

1 Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
2 These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
3 Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

        The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2004.

	Gross Debt by Allocation[1]
	At March 31
	2000	2001	2002	2003	2004
	(Thousands)
Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$235,551	$66,951	$39,351	$23,617	$9,100
Crown Investments Corporation of Saskatchewan	276,195	276,195	175,027	20,919	0
Education Infrastructure Financing Corporation	0	0	0	38,224	0
Information Services Corporation of Saskatchewan	6,930	20,246	54,336	64,606	60,880
Investment Saskatchewan Inc.	0	0	0	0	20,919
Municipal Financing Corporation of Saskatchewan	87,491	59,575	24,575	12,798	14,391
Saskatchewan Crop Insurance Corporation	0	0	0	113,000	177,000
Saskatchewan Housing Corporation	174,373	157,106	139,959	99,955	83,004
Saskatchewan Opportunities Corporation	126,706	152,065	165,201	145,800	156,968
Saskatchewan Power Corporation	1,775,707	1,797,698	2,007,664	2,030,784	2,093,792
Saskatchewan Property Management Corporation	0	0	5,500	5,500	5,500
Saskatchewan Telecommunications
Holding Corporation	449,155	461,852	463,462	451,042	412,521
Saskatchewan Water Corporation	58,790	41,435	42,242	53,266	57,579
SaskEnergy Incorporated	746,850	815,187	803,786	762,486	731,687
Total Crown Corporations	3,937,748	3,848,310	3,921,103	3,821,997	3,823,341
General Government Purposes	7,930,150	7,912,755	8,165,903	8,512,375	8,768,059
Gross Debt	$11,867,898	$11,761,065	$12,087,006	$12,334,372	$12,591,400

1 Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2004.

Composition of Debentures Issued and Redeemed1
(unaudited)

	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004
	(Millions)
Total Debentures Issued	$1,295.4	$1,667.2	$1,329.5	$843.8	$1,124.4
Total Debentures Redeemed	1,580.1	2,238.4	797.3	400.2	480.0
Increase (Decrease) in Debentures	$(284.7)	$(571.2)	$532.2	$443.6	$644.4

1 All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2004.

Composition of Debentures Outstanding1

	Fiscal Year Ended March 31
	2000	2001	2002	2003	2004
	(Millions)
Debentures Outstanding
To the Public	$10,166.9	$9,798.6	$10,465.3	$10,786.2	$11,274.8
To the Canada Pension Plan	1,340.8	1,329.3	1,219.6	1,150.7	1,081.6
Other Obligations	0.2	0.1	0.1	0.0	0.0
Total	$11,507.9	$11,128.0	$11,685.0	$11,936.9	$12,356.4

1 All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        The amount of loan capital available to a province continues to be based on the proportion of total contributions from that province. Provincial securities sold to the CPP remain payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but may be redeemable in whole or in part, before maturity, under certain circumstances. In addition, these securities are callable in whole or in part, before maturity, at the option of the Province.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2004.

Debt Indicators
(unaudited)

	At March 31
	2000	2001	2002	2003	2004
Debt plus guaranteed debt of the General Revenue Fund
Per Capita[1]	$11,133	$11,195	$11,482	$11,693	$11,822
As a Percentage of Saskatchewan Gross Domestic
Product[2]	36.4%	33.3%	34.0%	33.5%	32.2%
Gross Debt of the General Revenue Fund -
General Government Purpose Portion[3]
Per Capita[1]	$7,869	$7,912	$8,202	$8,557	$8,816
As a Percentage of General Revenue Fund Revenue	135.4%	117.2%	134.8%	131.8%	133.7%
As a Percentage of Saskatchewan Gross Domestic
Product[2]	25.7%	23.5%	24.3%	24.5%	24.0%
Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund
As a Percentage of General Revenue Fund Revenue	11.9%	9.8%	10.2%	9.5%	9.2%
[1]	Debt plus guaranteed debt and gross debt per capita for 2000 through 2004 are calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
[2]	Debt plus guaranteed debt and gross debt as a percentage of Saskatchewan's GDP are calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
[3]	Gross debt of the General Revenue Fund - General Government Purpose Portion does not include debt incurred by the General Revenue Fund on behalf of Crown entities for which the crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2004.

Debt Maturity Schedule

Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars)[1]	Total (Canadian Dollars)
	(Thousands)
2005	$1,549.0	$0.0	$1,549.0
2006	1,004.6	0.0	1,004.6
2007	1,245.2	0.0	1,245.2
2008	620.4	254.2	874.6
2009	729.2	0.0	729.2
1 - 5 years	$5,148.4	$254.2	$5,402.6
2010-2015	3,088.4	429.4	3,517.8
2016-2020	589.3	0.0	589.3
2021-2025	458.3	1,048.4	1,506.7
2026-2030	525.0	0.0	525.0
2031-2035	1,000.0	0.0	1,000.0
After 2035	50.0	0.0	50.0
	$10,859.4	$1,732.0	$12,591.4

1 Debentures denominated in foreign currencies have been converted to Canadian dollars at the exchange rate in effect at March 31, 2004.
    (U.S. dollars — $1.3105)

        The following table sets forth the General Revenue Fund debt characteristics at March 31, 2004.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term To Maturity[1] (years)	Weighted Average Interest Rate[1]
Public Debentures[2]	89%	9.4	6.91%
Canada Pension Plan Debentures	9%	6.4	9.70%
Promissory Notes	2%	0.1	2.07%
Gross Debt	100%	9.0	7.06%
[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $890.3 million in fiscal year 2004. Of this amount, $296.5 million ($8.2 million short term and $288.3 million long term) was reimbursed by the Crown corporations. The non-reimbursable portion of gross interest expense was $593.8 million.

        Debt guaranteed by the General Revenue Fund amounted to $113.4 million at March 31, 2004, compared to $184.1 million at March 31, 2003. This decrease in the level of guaranteed debt was due primarily to a decrease of $16.9 million in NewGrade Energy Inc. (“NewGrade”) guaranteed debt outstanding due primarily to debt reduction ($42.2 million debt outstanding at March 31, 2004) and a decrease of $30.4 million in Saskferco Products Inc. (“Saskferco”) guaranteed debt outstanding due primarily to debt reduction ($36.1 million debt outstanding at March 31, 2004).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2004.

Guaranteed Debt

	At March 31
	2000	2001	2002	2003	2004
	(Millions)
Guaranteed Debt	$349.0	$312.0	$260.8	$184.1	$113.4

        Guaranteed debt is reported net of loss provisions (2004 — $1.5 million; 2003 — $1.8 million; 2002 — $1.8 million; 2001 — $1.0 million; 2000 — $0.8 million).

        The major decrease in guaranteed debt between March 31, 2000, and March 31, 2004, is due to the reduction of NewGrade debt ($76.5 million) and the reduction of Saskferco debt ($114.7 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

        The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC MIC pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

GENERAL REVENUE FUND SUPPLEMENTARY FINANCIAL INFORMATION

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2004.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Financial Assets, Liabilities and Accumulated Deficit1-7

	At March 31
	2000	2001	2002	2003	2004
	(Thousands)
Financial Assets
Cash and temporary investments	$452,222	$361,328	$130,194	$353,002	$501,675
Prepaid expenditures	2,185	2,137	3,131	3,257	2,221
Accounts receivable	395,342	432,412	479,403	531,274	575,364
Agricultural land held for resale	113,940	112,653	111,370	109,960	108,086
Deferred charges	33,251	57,161	47,290	48,447	50,014
Loans to Crown corporations	3,343,651	3,478,962	3,608,190	3,626,777	3,612,227
Other loans	35,062	37,675	101,322	121,632	121,478
Equity investment in Crown Investments
Corporation of Saskatchewan	1,362,452	1,362,452	1,242,452	1,181,152	1,181,152
Total Financial Assets	5,738,105	5,844,780	5,723,352	5,975,501	6,152,217
Liabilities
Accounts payable and accrued liabilities	784,249	740,897	651,106	833,325	983,792
Deposits held	1,242,391	1,391,145	1,064,992	779,984	570,798
Unearned revenue	70,768	73,482	74,503	59,579	57,798
Debt (net of sinking fund equity)	10,871,321	10,884,441	11,170,089	11,448,203	11,643,864
Unamortized foreign exchange loss	(162,074)	(234,326)	(227,577)	(136,689)	(50,030)
Total Liabilities	12,806,655	12,855,639	12,733,113	12,984,402	13,206,222
Accumulated Deficit	$(7,068,550)	$(7,010,859)	$(7,009,761)	$(7,008,901)	$(7,054,005)
[1]	The Government also prepares summary financial statements. The Government's summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government's summary financial statements. The Government's summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.
[2]	In his opinion on the 2000, 2001, 2002, 2003 and 2004 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government's summary financial statements to understand and assess the Government's management of public financial affairs and resources as a whole.
[3]	The General Revenue Fund's financial statements for 2000 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31, 2000:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,801.0 million and expenditure would increase and surplus for the year would decrease by $52.0 million.
b.	The estimated total cost for an agricultural disaster assistance program for the 1998 and 1999 calendar years is $175.0 million. The Fund recorded $35.0 million (1999 - $140.0 million) as an expenditure for the year ended March 31, 2000. It is the auditor's opinion that the Fund should have recorded $105.0 million (1999 - $70.0 million) as an expenditure for the year ended March 31, 2000. Had the Fund recorded this amount, the surplus for the year would decrease by $70.0 million and expenditure would increase by $70.0 million.
[4]	The General Revenue Fund's financial statements for 2001 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,913.0 million and expenditure would increase and surplus for the year would decrease by $112.0 million.
b.	The financial statements show a liability of $775.0 million owed to the Fiscal Stabilization Fund and an expenditure of $775.0 million. It is the auditor's opinion that, instead of recording an expenditure of $775.0 million, the financial statements should record an asset of $775.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets and surplus for the year would increase by $775.0 million and expenditure and the accumulated deficit would decrease by $775.0 million.
[5]	The General Revenue Fund's financial statements for 2002 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,952.0 million and expenditure would increase and surplus for the year would decrease by $39.0 million.
b.	The financial statements show a liability of $495.0 million owed to the Fiscal Stabilization Fund and revenue of $280.0 million from the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording revenue of $280.0 million, the financial statements should show an asset of $495.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $495.0 million, and revenue and surplus for the year would decrease by $280.0 million.

[6]	The General Revenue Fund's financial statements for 2003 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,976.0 million and expenditure would increase and surplus for the year would decrease by $24.0 million.
b.	The financial statements show a liability of $577.0 million owed to the Fiscal Stabilization Fund and an expenditure of $82.0 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expenditure of $82.0 million, the financial statements should show an asset of $577.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $577.0 million, and expenditure would decrease and surplus for the year would increase by $82.0 million.
c.	It is the auditor's opinion that loans to Crown corporations include $58.0 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $58.0 million. Also, expenditure would increase and surplus for the year would decrease by $58.0 million.
[7]	The General Revenue Fund's financial statements for 2004 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor's opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,023 million and expenditure would increase and surplus for the year would decrease by $47 million.
b.	The financial statements show a liability of $366 million owed to the Fiscal Stabilization Fund and revenue of $211 million from the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording revenue of $211 million, the financial statements should show an asset of $366 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $366 million, and revenue and surplus for the year would decrease by $211 million.
c.	It is the auditor's opinion that loans to Crown corporations include $32 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $32 million. Also, expenditure would increase and surplus for the year would decrease by $12 million.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Revenue, Expenditure and Accumulated Deficit1

	For the Year Ended March 31
	2000	2001	2002	2003	2004
	(Thousands)
Revenue
Taxation
Corporation capital	$293,351	$342,242	$363,204	$379,093	$371,479
Corporation income	277,226	333,299	145,338	178,267	310,573
Fuel	369,010	345,136	353,765	331,512	356,773
Individual income	1,446,169	1,255,409	1,196,410	1,429,757	1,245,763
Sales	660,314	736,563	770,984	813,932	854,480
Tobacco	123,866	122,012	120,049	158,472	176,747
Other	52,903	67,573	72,429	77,067	81,881
Total Taxes	3,222,839	3,202,234	3,022,179	3,368,100	3,397,696
Non-renewable Resources
Natural gas	91,784	239,305	129,067	152,728	210,455
Oil	640,097	799,049	555,337	862,318	774,488
Potash	169,452	199,296	179,658	175,061	120,179
Other	41,817	55,064	38,982	53,542	35,840
Total Non-renewable Resources	943,150	1,292,714	903,044	1,243,649	1,140,962
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	125,000	0	200,000	300,000	200,000
Liquor and Gaming Authority - Net Income	0	316,412	315,710	328,680	360,766
Liquor and Gaming Authority - Retained Earnings	0	699,800	0	0	0
Other enterprises and funds	35,516	39,175	45,627	63,811	53,484
Total Transfers from Government Entities	160,516	1,055,387	561,337	692,491	614,250
Other Own-source Revenue
Fines, forfeits and penalties	11,701	12,732	14,331	13,589	10,534
Interest, premium, discount and exchange	34,914	55,458	40,684	59,852	61,228
Motor vehicle fees	113,300	113,844	117,898	116,964	119,412
Other licences and permits	46,446	42,011	41,100	42,350	46,426
Sales, services and service fees	89,327	73,735	75,094	72,268	91,960
Transfers from other governments	12,077	15,970	15,790	12,907	19,294
Other	13,837	17,354	30,531	33,715	23,684
Total Other Own-source Revenue	321,602	331,104	335,428	351,645	372,538
Total Own-source Revenue	4,648,107	5,881,439	4,821,988	5,655,885	5,525,446
Transfers from the Federal Government
Canada Health and Social Transfer	556,282	552,378	608,908	668,211	750,558
Equalization	541,598	175,247	492,017	(9,215)	41,284
Other	110,945	144,539	136,161	141,824	241,110
Total Transfers from the Federal Government	1,208,825	872,164	1,237,086	800,820	1,032,952
Total Revenue	$5,856,932	$6,753,603	$6,059,074	$6,456,705	$6,558,398

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Revenue, Expenditure and Accumulated Deficit (concluded)

	For the Year Ended March 31
	2000	2001	2002	2003	2004
	(Thousands)
Expenditure
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$337,797	$221,481	$400,420	$311,970	$332,388
Centenary Fund	0	29,954	29,919	24,451	27,843
Community Resources and Employment	577,886	578,574	579,956	607,099	605,027
Corrections and Public Safety	0	0	0	116,369	117,596
Culture, Youth and Recreation	0	6,318	23,346	43,472	47,668
Economic and Co-operative Development	45,655	72,529	70,144	0	0
Education	568,596	581,635	621,082	0	0
Energy and Mines	17,332	18,880	29,924	0	0
Environment	147,392	125,356	137,428	180,324	178,335
Forest Fire Contingency Fund	0	3,848	40,000	0	0
Executive Council	7,136	7,227	7,462	7,071	7,119
Finance	186,139	197,911	211,501	222,470	235,598
Government Relations and Aboriginal Affairs	0	0	0	176,006	187,003
Health	1,955,736	2,025,833	2,199,753	2,342,835	2,515,823
Transition Fund	0	49,817	0	0	0
Highways and Transportation	235,857	273,307	309,306	294,492	293,732
Industry and Resources	0	0	0	91,561	71,514
Information Technology Office	0	0	0	0	3,089
Intergovernmental and Aboriginal Affairs	29,153	34,653	51,928	0	0
Justice	228,748	232,207	237,086	184,284	194,659
Labour	11,151	12,637	13,117	13,771	13,779
Learning	0	0	0	1,085,613	1,256,112
Municipal Affairs and Housing	178,357	181,060	170,550	0	0
Northern Affairs	0	0	0	0	4,883
Post-Secondary Education and Skills Training	463,250	528,407	508,942	0	0
Public Service Commission	8,570	8,165	8,945	8,554	8,515
Rural Revitalization Office	0	0	597	0	0
Saskatchewan Municipal Board	988	901	956	0	0
Saskatchewan Property Management Corporation	34,851	22,017	24,502	21,833	22,108
Saskatchewan Research Council	8,012	9,172	8,306	0	7,964
Saskatchewan Water Corporation	4,893	9,444	8,722	3,016	0
Women's Secretariat	1,193	1,150	1,178	0	0
Legislative Branch of Government
Chief Electoral Officer	6,757	1,187	841	1,207	7,779
Conflict of Interest Commissioner	79	90	91	99	102
Information and Privacy Commissioner	55	85	84	121	290
Legislative Assembly	15,070	15,737	17,239	17,455	18,295
Ombudsman and Children's Advocate	2,269	2,540	2,704	2,651	2,737
Provincial Auditor	4,442	4,698	5,136	5,727	5,755
Total Operating Expenditure	5,077,364	5,256,820	5,721,165	5,762,451	6,165,713
Operating Surplus	779,568	1,496,783	337,909	694,254	392,685
Finance - Servicing the Debt	(696,089)	(664,092)	(616,811)	(611,394)	(602,702)
Transfer from (to) the Fiscal Stabilization Fund	0	(775,000)	280,000	(82,000)	211,000
Surplus for the Year	$83,479	$57,691	$1,098	$860	$983
Accumulated Deficit, Beginning of Year	(7,152,029)	(7,068,550)	(7,010,859)	(7,009,761)	(7,008,901)
Adjustment to accumuated deficit	0	0	0	0	(46,087
Accumulated Deficit, End of Year	$(7,068,550)	$(7,010,859)	$(7,009,761)	$(7,008,901)	$(7,054,005)

1  See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities1

	For the Year Ended March 31
	2000	2001	2002	2003	2004
	(Thousands)
Receipts
Loans
Agricultural Credit Corporation of Saskatchewan	$0	$168,600	$33,000	$20,434	$14,517
Crown Investments Corporation of Saskatchewan	25,000	0	101,168	154,108	0
Information Services Corporation of Saskatchewan	0	0	0	0	3,726
Municipal Financing Corporation of Saskatchewan	0	27,916	35,000	15,184	3,407
Saskatchewan Housing Corporation	46,140	27,603	41,647	56,955	16,951
Saskatchewan Opportunities Corporation	26,789	0	0	19,401	0
Saskatchewan Power Corporation	128,715	54,703	0	0	140,935
Saskatchewan Telecommunications
Holding Corporation	33,196	89,693	0	0	22,641
Saskatchewan Water Corporation	559	17,355	628	669	714
SaskEnergy Incorporated	0	272,934	71,401	91,300	30,799
Other	10,507	13,198	13,173	58,860	73,279
Total Loan Receipts	270,906	672,002	296,017	416,911	306,969
Sinking Funds
Contributions received from Crown Corporations	27,430	24,583	23,364	24,459	24,608
Debt redemption funded from sinking funds	0	0	0	0	30,234
Total Sinking Fund Receipts	27,430	24,583	23,364	24,459	54,842
Other Investing Activities
Equity Investment in Crown Investments
Corporation of Saskatchewan	0	0	120,000	61,300	0
Other	1,488	1,357	1,253	1,258	1,635
Total Other Investing Activities	$1,488	$1,357	$121,253	$62,558	$1,635
Total Receipts	$299,824	$697,942	$440,634	$503,928	$363,446

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31
	2000	2001	2002	2003	2004
	(Thousands)
Disbursements
Loans
Agricultural Credit Corporation of Saskatchewan	$0	$0	$5,400	$4,700	$0
Education Infrastructure Financing Corporation	0	0	0	38,224	39,674
Information Services Corporation of Saskatchewan	6,930	13,316	34,090	10,270	0
Municipal Financing Corporation of Saskatchewan	7,824	0	0	3,407	5,000
Saskatchewan Crop Insurance Corporation	0	0	0	113,000	64,000
Saskatchewan Housing Corporation	41,668	10,336	24,500	16,951	0
Saskatchewan Opportunities Corporation	50,000	25,359	13,136	0	11,168
Saskatchewan Power Corporation	0	0	200,000	100,000	300,000
Saskatchewan Property Management Corporation	0	0	5,500	0	0
Saskatchewan Telecommunications
Holding Corporation	1,000	90,000	0	0	0
Saskatchewan Water Corporation	7,706	0	1,435	11,693	5,027
SaskEnergy Incorporated	8,800	341,271	60,000	50,000	0
Other	15,538	15,032	76,464	81,273	74,766
Total Loan Disbursements	139,466	495,314	420,525	429,518	499,635
Sinking Funds' Contributions	73,157	77,252	82,041	81,925	83,424
Other Investing Activities	65	71	30	7	7
Total Disbursements	$212,688	$572,637	$502,596	$511,450	$583,066
Net Receipts (Disbursements)	$87,136	$125,305	$(61,962)	$(7,522)	$(219,620)

1  See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Cash Flow1

	For the Year Ended March 31
	2000	2001	2002	2003	2004
	(Thousands)
Operating Activities
Surplus for the year	$83,479	$57,691	$1,098	$860	$983
Add (deduct) non-cash items
Amortization of foreign exchange loss	5,973	14,095	17,196	9,771	3,660
Loss (gain) on loans and investments	1,009	(779)	(296)	2,262	79,785
Net change in non-cash operating activities	(223,155)	(101,570)	(126,884)	114,141	104,065
Earnings retained in sinking funds	(22,955)	(36,256)	(35,216)	(50,827)	(46,868)
Adjustment to accumulated deficit	0	0	0	0	(46,087)
Cash Provided by (Used for) Operating Activities	(155,649)	(66,819)	(144,102)	76,207	95,538
Investing Activities
Loan Advances	(139,466)	(495,314)	(420,525)	(429,518)	(499,635)
Loan Repayments	270,906	672,002	296,017	416,911	306,969
Sinking fund contributions received
from Crown corporations	27,430	24,583	23,364	24,459	24,608
Contributions made to sinking funds	(73,157)	(77,252)	(82,041)	(81,925)	(83,424)
Debt redemption funded from sinking funds	0	0	0	0	30,234
Other	1,423	1,286	121,223	62,551	1,628
Cash Provided by (Used for) Investing Activities	87,136	125,305	(61,962)	(7,522)	(219,620)
Financing Activities
Proceeds from debt	1,435,488	1,940,265	1,329,476	843,782	1,124,423
Repayment of debt	(1,580,121)	(2,238,399)	(1,028,393)	(404,651)	(642,482)
Increase (Decrease) in deposits held	330,320	148,754	(326,153)	(285,008)	(209,186)
Cash Provided by (Used for) Financing Activities	185,687	(149,380)	(25,070)	154,123	272,755
Increase (Decrease) in Cash and
Temporary investments	117,174	(90,894)	(231,134)	222,808	148,673
Cash and temporary investments,
beginning of year	335,048	452,222	361,328	130,194	353,002
Cash and Temporary Investments,
End of Year	$452,222	$361,328	$130,194	$353,002	$501,675

1  See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
For the Year Ended March 31, 2004

1.	Significant Accounting Policies

        These financial statements are prepared in accordance with the generally accepted accounting principles for senior governments as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

  transfers to and from the Fiscal Stabilization Fund are included in the determination of surplus for the year; and, pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.
The significant accounting policies are summarized below.

(a)	Reporting Entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, Crown corporations, and other agencies, report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenditures/recoveries for revolving funds' operations are charged to expenditure.

        The Government's summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

(b)	Basis of Accounting

        The accrual basis of accounting is used and specifically expressed as follows:

Revenue

        Except for corporate and personal income taxes which are recorded when received from the federal government, revenues are recorded on the accrual basis.

        Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expenditure

        Expenditures are recorded on the accrual basis, except for defined benefit pension plan costs which are recorded on the cash basis, and include the cost of tangible capital assets and inventories acquired during the year.

        Government transfers are recognized as expenditures in the period during which the transfer is authorized and any eligibility criteria are met.

Assets

        Financial assets are those assets on hand at the end of an accounting period which could provide resources to discharge existing liabilities or finance future operations.

        Temporary investments are recorded at the lower of cost or market.

        Agricultural land held for resale is valued at the lower of cost or net realizable value, on an aggregate basis.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of long term debt. They are recorded at cost and amortized on a straight line basis over the remaining life of the debt issue.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Short term loans to Crown corporations are recorded at par; all other loans are recorded at cost. Interest received on these loans is netted against interest paid on money borrowed for these loans.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

        Tangible capital assets and inventories, except for agricultural land held for resale, are recorded as an expenditure in the period acquired.

Liabilities

        Liabilities include obligations to outside organizations and individuals as a result of transactions and events occurring prior to year end. They consist of financial obligations to repay borrowings and to pay for goods and services acquired prior to year end, and revenue, where goods or services will be delivered in the future.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Debt is issued for general government purposes and for Crown corporations. All debt is recorded at par.

        Premiums, discounts, and issue costs incurred on debt issued for general government purposes are recorded as deferred charges and amortized on a straight line basis over the remaining life of the debt issue.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within the sinking fund are amortized by the type of security on a constant yield basis.

        Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Interest, discounts, premiums and commissions on money borrowed for Crown corporations and others are netted against reimbursements by these entities.

        Unamortized foreign exchange loss includes unrealized foreign exchange gains and losses resulting from conversion of debt and sinking fund investments, held for general government purposes in a foreign currency, to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses, resulting from transactions for general government purposes, are included in servicing the debt.

        Guaranteed debt includes guarantees by the Minister of Finance, made through specific agreements or legislation, to repay promissory notes, bank loans, lines of credit, mortgages and other securities. Loss provisions on guaranteed debt are recorded when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments less recoveries. The loss provision is recorded as a liability and an expenditure in the year determined and is adjusted as necessary to ensure it equals the expected payout of the guarantee.

2.	Measurement Uncertainty

        Uncertainty in the determination of the amount at which an item is recognized in financial statements is known as measurement uncertainty. Such uncertainty exists when there is a variance between the recognized amount and another reasonably possible amount.

        Measurement uncertainty exists in these financial statements in the accrual of non-renewable resource royalties, and the federal government's Equalization and the Canada Health and Social Transfer. The uncertainty arises from factors such as price and production sensitivities in the royalty structures, and the effect on transfers from the federal government of changes in economic and demographic conditions in the Province and the country. Management considers that it is reasonably possible that changes in future conditions in the near term could require a material change in the amounts recognized. Near term is defined as a period of time not to exceed one year from the date of the financial statements.

3.	Cash and Temporary Investments

        The market value of cash and temporary investments is $501.8 million (2003 - $353.1 million). Temporary investments are generally for less than 30 days, and have an average effective interest rate of 2.25 per cent.

4.	Agricultural Land Held for Resale

        The estimated net realizable value of the agricultural land held for resale at March 31, 2004 is $205.2 million (2003 - $202.3 million).

5.	Tangible Capital Assets

        Tangible capital assets are recorded as an expenditure in the year acquired and are not included in the Statement of Financial Assets, Liabilities, and Accumulated Deficit. These assets are a key component in the delivery of government programs and provide on-going value to the public.

        Tangible capital assets are valued at cost and are generally amortized on a straight line basis over the estimated useful life of each asset.

        During the current year, tangible capital assets costing $199.8 million (2003 - $147.0 million) were acquired.

        The following table includes assets held for use and does not include assets acquired by right or heritage assets and certain assets available for public use.

        The Saskatchewan Property Management Corporation (SPMC) also acquires tangible capital assets for use in day to day operations. SPMC manages most of the buildings and land used in the provision of services to the public. These assets are reported separately in the financial statements of SPMC.

						(thousands of dollars)
						2004	2003
	Land & Buildings	Machinery & Equipment	Transportation Equipment	Office & Information Technology	Infrastructure	Total	Total (Restated1)

Estimated useful life	15 years- Indefinite	10-20 years	10-40 years	5-10 years	15-40 years
Opening cost	$85,901	$7,089	$11,212	$54,874	$2,558,819	$2,717,895	$2,611,860
Additions[2]	6,830	52,897	1,064	8,479	130,556	199,826	147,030
Disposals	0	0	0	0	(41,319)	(41,319)	(40,995)
Closing cost[3]	92,731	59,986	12,276	63,353	2,648,056	2,876,402	2,717,895

Opening accumulated
amortization	3,239	3,607	3,891	18,449	1,265,044	1,294,230	1,247,438
Annual amortization	2,163	694	634	6,788	82,757	93,036	87,778
Disposals	0	0	0	0	(41,257)	(41,257)	(40,986)
Closing accumulated
amortization	5,402	4,301	4,525	25,237	1,306,544	1,346,009	1,294,230
Net Book Value of
Tangible Capital Assets	$87,329	$55,685	$7,751	$38,116	$1,341,512	$1,530,393	$1,423,665

1  During the year, the thresholds for tangible capital assets other than infrastructure were increased and estimated useful lives were revised for certain asset categories. These changes were implemented retroactively. Increases to the April 1, 2003 opening cost of $9.0 million and opening accumulated amortization of $6.1 million reflect these changes and the initial disclosure of certain assets.
2  Additions include $54.2 million of tangible capital assets transferred from revolving funds on March 31, 2004.
3  Closing cost includes work-in-progress of $8.4 million (2003 - $20.2 million).

6.	Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances general government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk - interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract whose value is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. At March 31, 2004, 82.0 per cent (2003 - 86.6 per cent) of the gross debt effectively carried a fixed rate of interest.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2004, 86.3 per cent (2003 - 81.6 per cent) of the gross debt was effectively denominated in Canadian dollars.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties with good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2004, 100 per cent (2003 - 100 per cent) of counterparties held a credit rating of A or higher, as defined by Standard and Poor's.

        Liquidity risk is a risk that financial commitments will not be met over the short term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long term debt issues and maintaining adequate cash reserves and short term borrowing programs as contingent sources of liquidity.

7.	Retirement Benefits

        The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit pension plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2 per cent of a member's average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers' Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. Obligations for allowances payable from the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. These valuations are extrapolated by an actuary when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long term rates and short term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The TSP provides inflation protection equal to 80 per cent of the annual increase in the Consumer Price Index. Other plans provide inflation indexing at the discretion of the Lieutenant Governor in Council.

        The Government is required to match member current service contributions for all plans except Judges and the PSSP. Separate pension funds are maintained for all plans except the PSSP and MLA. PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP and MLA are paid from the General Revenue Fund.

        Information on the defined benefit plans follows:

	2004						2003
	TSP	PSSP		Others		Total	Total
Plan status	closed	closed		closed	[1]	closed	n/a
Member contribution rate, percentage of salary	7.85	7-9	[2]	5-9	[2]	n/a	n/a
Number of active members	4,424	1,755		73		6,252	7,268
Average age of active members, years	51.9	53.0		59.0		52.0	51.1
Former members entitled to deferred pension benefits	5,867	136		10		6,013	6,817
Number of superannuates and surviving spouses	10,008	5,782		2,197		17,987	17,489
Member contributions (thousands of dollars)	$18,481	$6,063		$335		$24,879	$27,655
Government contributions (thousands of dollars)	73,188	0		2,550		75,738	69,349
Benefits paid (thousands of dollars)	249,364	98,318		6,954		354,636	335,770

1  Judges is open to new membership, all other plans are closed.
2  Contribution rate varies based on age upon joining the plan.
    n/a - not applicable

        The assumptions used to determine the actuarial value of the accrued benefit obligation and pension fund assets for TSP and PSSP are as follows:

	TSP	PSSP
Rate of compensation increase	3.50%	4.00%
Expected long term rate of return on plan assets	7.00%	n/a
Discount rate	7.00%	6.25%
Inflation rate	3.00%	3.00%

        Based on the latest actuarial valuation, extrapolated to March 31, 2004, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

				(Thousands)
				2004			2003
Plan Name	Actuarial Valuation Date	Accrued Benefit Obligation	Pension Fund Assets	Net Obligation	Unamortized Estimation Adjustments[1]	Pension Liabilities	Pension Liabilities

TSP[2]	June 30, 2003	$4,137,353	$1,623,832	$2,513,521	$(23,613)	$2,489,908	$2,500,874
PSSP	Dec. 31, 2002	1,578,853	O	1,578,853	(129,103)	1,449,750	1,394,593
Others	Various	244,589	157,483	87,106	(3,608)	83,498	80,698
		$5,960,795	$1,781,315	$4,179,480	$(156,324)	$4,023,156	$3,976,165

1  Amortized against the net obligation over 4 to 13 years, which is the estimated average remaining service life of active plan members at the time the estimation adjustment arises. The net estimation adjustment loss during the year totalled $353.0 million.
2  The TSP accrued benefit obligation includes a liability of $43.0 million (2003 - $77.8 million) relating to the TSP disability provision.

        At March 31, 2004, the market value of plan investments was $1.8 billion (2003 - $1.6 billion). Of this amount, 39.6 per cent (2003 - 43.5 per cent), was invested in fixed income securities and 53.7 per cent (2003 - 46.4 per cent) in equity investments.

        The TSP's actual rate of return on plan assets was 21.3 per cent (2003 - (9.0) per cent).

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to provide contributions at specific rates for employee current service. The General Revenue Fund has fully funded its share. The General Revenue Fund also contributes to the Saskatchewan Teachers' Retirement Plan (STRP), sponsored by the Saskatchewan Teachers' Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes follows:

	2004				2003
	PEPP		STRP	Total	Total
Plan status	open		n/a	n/a	n/a
Member contribution rate, percentage of salary	5-6.35	[1]	n/a	n/a	n/a
Employer contribution rate, percentage of salary	6.35		n/a	n/a	n/a
Number of active members, all employers	29,324		n/a	29,324	29,215
General Revenue Fund participation:
Number of active members	14,554		n/a	14,554	14,510
Number of inactive members	7,758		n/a	7,758	7,303
Member contributions (thousands of dollars)	$31,137		n/a	$31,137	$29,701
Government contributions (thousands of dollars)	$31,873		$30,729	$62,602	$58,087

1  Contribution rate varies based on employee group.

Pension expenditure

Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

	(Thousands)
	2004	2003
Defined benefit plans	$170,343	$157,163
Defined contribution plans	62,602	58,087
	$232,945	$215,250

8.	Reserves

        The accumulated deficit of $7,054.0 million consists of an unallocated deficit component of $7,065.9 million and the Environmental Protection Reserve of $11.9 million. The Environmental Protection Reserve was created to provide contingency funding to mitigate unforeseen environmental problems related to uranium milling. The reserve is maintained at its March 31, 1992 balance.

9.	Debt Servicing Costs

	(Thousands)
	2004	2003
Total interest costs	$890,317	$909,226
Interest reimbursed from Crown corporations and others	(296,506)	(314,282)
Net foreign exchange loss	3,660	9,771
Other costs	5,231	6,679
Total Debt Servicing Costs	$602,702	$611,394

10.	Operating Expenditure by Function and by Object

        Operating expenditure by function is reported as follows:

	(Thousands)
	2004	2003
Agriculture	$333,179	$312,762
Community development	216,738	189,543
Economic development	102,919	101,007
Education	1,228,316	1,068,950
Environment and natural resources	164,652	169,116
Health	2,515,823	2,342,835
Protection of persons and property	272,464	263,996
Social services and assistance	680,745	681,073
Transportation	326,137	325,854
Other	324,740	307,315
Total Operating Expenditure	$6,165,713	$5,762,451

        Operating expenditure by object is reported as follows:

	(Thousands)
	2004	2003
Personal services	$553,397	$525,945
Travel	36,035	36,651
Transfers:
Government entities	2,237,307	2,075,265
Other	2,526,163	2,383,253
Supplier payments	519,160	530,716
Other	293,651	210,621
Total Operating Expenditure	$6,165,713	$5,762,451

11.	Contingencies

        Guaranteed debt

        Debt of $113.4 million (2003 - $184.1 million) is guaranteed by the Minister of Finance.

        Lawsuits

        Up to $94.4 million may be paid, depending on the outcome of lawsuits in progress.

        Indian and Northern Affairs Canada

        The Government pays for certain social services provided to status Indians and submits claims to the federal government for the cost of these services. The Government believes these costs are the responsibility of the federal government and believes they are fully reimbursable. However, the federal government denies responsibility for a portion of these costs.

        The Government is unable to determine whether or not the outstanding amounts will be reimbursed. The Government will account for any recovery resulting from the resolution of this contingency at the time of settlement. No provision for such a recovery has been made in these financial statements.

        Crop Insurance Liability

        The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums is required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

        In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

        At March 31, 2004, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $134.2 million (2003 - $82.3 million). Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

12.	Commitments

        Major financial commitments include:

  Treaty land entitlement agreement commitments valued at approximately $29.5 million over eight years; rural municipality and school division tax loss compensation of approximately $11.3 million as land achieves reserve status over the course of the agreements;
  Research and development projects for agriculture technology and opportunities in the agri-food industry, $14.0 million over five years;
  Weyerhaeuser Canada Ltd. road maintenance and construction agreement, term indefinite, five year estimate $18.4 million;
  Capital grant projects, over the next thirty years, $48.3 million;
  Contracts for highway improvement, $45.3 million;
  Computer service agreements, $25.0 million over five years;
  Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $39.6 million over five years; and,
  Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $42.4 million over four years.

        Included are commitments for agriculture $14.0 million, education $41.2 million, environment and natural resources $42.4 million, health $18.8 million, transportation $63.7 million, community development $40.8 million, economic development $39.6 million, social services and assistance $5.0 million and other $8.3 million.

13.	Related Party Transactions

        Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

        Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

  payments to related parties of approximately $115.2 million (2003 - $113.8 million) to Saskatchewan Property Management Corporation and $15.6 million (2003 - $14.3 million) to Saskatchewan Telecommunications Holding Corporation;
  taxation and non-renewable resource revenue received from related parties during 2003-04 of approximately $69.6 million (2003 - $69.0 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

        Other transactions with related parties and amounts due to or from them are described separately in these financial statements.

14.	Trust Funds

        Trust funds are property held and administered on behalf of beneficiaries. Trust assets are not owned by the Government and the Government has no equity in the funds. Therefore, trust funds are not included in the reporting entity.

        Fund balances held and administered by the General Revenue Fund at March 31, 2004, were as follows:

	(Thousands)
	2004	2003
Pension plans[1]	$6,062,152	$5,414,208
Public Guardian and Trustee of Saskatchewan	136,396	121,788
Other trusts	20,346	41,418
Total Trust Funds	$6,218,894	$5,577,414

1  The balance reflects the latest financial statements of the funds closest to March 31, 2004.

15.	Comparative Figures

        Certain of the 2003 figures have been reclassified to conform with the current year presentation. With regard to expenditures, the figures are reported on the same basis as the Estimates for the prior year.

16.	Debt Reduction Account

        This account was established pursuant to The Balanced Budget Act. The Debt Reduction Account is an accounting of the accumulated surpluses of the General Revenue Fund commencing April 1, 1995.

	(Thousands)
	Budget	Actual
Debt Reduction Account, beginning of year	$631,600	$631,600
Adjustment to debt reduction account, beginning of year	0	$(46,087)
Reduction in Accumulated Deficit for the year	134	983
Debt Reduction Account, End of Year	$631,734	$586,496

17.	Adjustment to Accumulated Deficit

        During the year, a change was made to the accounting treatment for transfers under the Net Income Stabilization Account (NISA) resulting in a $46.1 million reduction in agriculture expenditure and a corresponding increase in opening accumulated deficit.

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2004 (unaudited)

A.	Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
May 10/94	May 10/04	8.82	Canadian	67,116,600
(The original 5,000,000,000 4.48% Japanese Yen loan has been swapped into Canadian dollars with an effective interest rate of 8.82%; Non Callable)

June 22/99	June 17/04	5.50 - 5.75	Canadian	25,000,000
(If not redeemed by the holder on June 17, 2004, this note matures on June 17, 2019. This note pays interest at 5.50% to June 17, 2004 and 5.75% thereafter.)

July 15/99	July 15/04	5.00	Canadian	138,642,700
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2000.)

July 26/94	July 15/04	7.405	Canadian	553,094,588
(The original $400,000,000 8% U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.405%; Non Callable; annual sinking fund)

August 16/94	August 16/04	9.50	Canadian	300,000,000
(Non Callable; annual sinking fund)

December 30/86	December 30/04	9.625	Canadian	100,000,000
(Non Callable)

February 17/00	January 25/05	6.10 - 6.25	Canadian	25,000,000
(If not redeemed by the holder on January 25, 2005, this note matures on January 25, 2030. This note pays interest at 6.10% to January 25, 2005 and 6.25% thereafter; annual sinking fund.)

January 16/02	April 1/05	4.205	Canadian	50,000,000
(The original floating rate debt pays interest at the three month BA rate plus 0.09%. This has been swapped into a fixed rate obligation at 4.205%.)

July 15/00	July 15/05	5.75	Canadian	481,133,900
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2001.)

December 19/95	December 19/05	7.50	Canadian	300,000,000
(Non Callable; annual sinking fund)

March 24/99	March 5/06	5.00 - 5.60	Canadian	60,000,000
(If not redeemed by the holder on March 5, 2006, this note matures on March 5, 2029. This note pays interest at 5.00% to March 5, 2006 and 5.60% thereafter.)

October 27/00	June 1/06	6.00	Canadian	250,000,000
(Non Callable)

July 15/01	July 15/06	4.25	Canadian	46,860,800
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2002.)

August 23/96	August 23/06	7.846	Canadian	63,684,000
(The original 5,000,000,000 3.451% Japanese Yen loan has been swapped into Canadian dollars resulting in an all-in cost of 7.846%; Non Callable)

November 1/01	December 1/06	4.75	Canadian	300,000,000
(Non Callable)

January 25/00	January 25/07	6.35	Canadian	30,000,000
(Extendible at the option of the holder to January 25, 2030; annual sinking fund.)

January 25/00	January 25/07	5.49 - 6.35	Canadian	170,000,000
(Extendible at the option of the holder to January 25, 2030. This note pays interest at 6.20% to January 25, 2007, and 6.35%
thereafter; $120,000,000 of this note has been swapped into an obligation paying 5.49% to January 25, 2007, and 6.35% thereafter; annual sinking fund.)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
March 9/00	March 9/07	6.25	Canadian	250,000,000
(Non Callable)

May 15/97	May 15/07	6.65	Canadian	30,000,000
(Non Callable; annual sinking fund)

July 15/02	July 15/07	3.25	Canadian	51,052,100
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2003)

January 31/02	September 6/07	5.00	Canadian	400,000,000
(Non Callable)

March 2/83	March 1/08	9.00	Canadian	50,000,000
(Non Callable)

March 15/93	March 15/08	7.125	U.S.	194,000,000
(Non Callable; annual sinking fund)

November 28/97	May 28/08	5.50	Canadian	20,000,000
(Non Callable; annual sinking fund)

February 26/98	June 2/08	5.50	Canadian	400,000,000
(Non Callable; annual sinking fund)

July 15/03	July 15/08	3.00	Canadian	134,182,100
(Redeemable annually at the option of the holder or any time on the death of the holder; The Province reserves the right to increase the interest rate after July 14, 2004)

September 24/03	September 5/08	3.90 - 5.75	Canadian	50,000,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 3.90% to September 5, 2008, and 5.75% thereafter)

February 13/02	February 13/09	5.05 - 6.30	Canadian	30,000,000
(Extendible at the option of the holder to February 13, 2032; this note pays interest at 5.05% to February 13, 2009, and 6.30% thereafter.)

September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)

November 12/99	November 12/09	6.50	Canadian	250,000,000
(Non Callable; annual sinking fund)

January 18/90	January 18/10	10.00	Canadian	300,000,000
(Non Callable; annual sinking fund)

September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)
March 1/01	March 1/11	6.80	Canadian	50,000,000
(Non Callable; annual sinking fund)
June 10/03	September 5/11	4.75 - 5.80	Canadian	50,000,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 4.75% to September 5, 2011, and 5.80% thereafter)
September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)
February 2/93	February 1/13	7.402 8.00	Canadian U.S.	362,478,760 149,000,000
($251,000,000 U.S. of the original $400,000,000 U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.402%; Non Callable; annual sinking fund)
June 17/03	June 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
July 20/93	July 15/13	7.677 7.375	Canadian U.S.	173,469,500 170,000,000
($130,000,000 U.S. of the 7.375% debenture issue has been swapped into Canadian dollars at an interest rate of 7.677%. Of the remaining $170,000,000 U.S., interest payments on $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)

September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)
March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)
December 1/65	December 1/15	5.125	Canadian	1,357,015
(Payable in blended semi-annual payments of principal and interest totalling $76,399.60. Prepayable in whole or in part any time prior to December 1, 2015, without penalty)
September 17/96	September 17/16	7.93	Canadian	15,801,000
(Non Callable Serial Note payable in annual instalments)
December 20/90	December 15/20	9.375	U.S.	300,000,000
(Non Callable; annual sinking fund)
February 26/91	February 15/21	9.125	U.S.	200,000,000
(Non Callable; annual sinking fund)
February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)
July 21/92	July 15/22	8.50	U.S.	300,000,000
(Non Callable; annual sinking fund)
May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)
December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)
December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)
May 12/03	September 5/33	5.80	Canadian	450,000,000
($250,000,000 of debentures were issued on May 12, 2003; This issue was reopened on January 14, 2004 and an additional $200,000,000 of debentures were sold; Non Callable; annual sinking fund)
September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.	Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate %	Amount Outstanding
Re: Canada Pension Plan[1]
April 1984-March 1985	April 2004-March 2005	13.37	104,274,000
April 1985-March 1986	April 2005-March 2006	11.48	112,507,000
April 1986-March 1987	April 2006-March 2007	9.61	133,709,000
April 1987-March 1988	April 2007-March 2008	9.61	88,333,000
April 1988-March 1989	April 2008-March 2009	10.08	93,932,000
April 1989-March 1990	April 2009-March 2010[2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011[2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012[2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013[2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020[2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021[2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023[2]	5.89	41,182,000
April 2003-March 2004	April 2023-March 2024[2]	5.48	40,189,000
			$1,081,568,000
Re: The Municipal Development Loan Fund
1965-1967	2005-2007	5.38	$9,785

Total			$1,081,577,785

1  All debentures issued to the CPP have a 20-year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.
2 Subject in part to annual sinking funds; equity in sinking funds at March 31, 2004, $59,510,924.

Summary

$ Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$9,542,788
Debentures Issued to Minister of Finance of Canada	1,081,578
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	1,732,034
Term Debt Outstanding	12,356,400
Promissory Notes Outstanding	235,000
Gross Debt	$12,591,400

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (“GRF”). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (“CIC”)

        Introduction.   CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993, wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2003, there were twelve corporations so designated.

        Fiscal Year 2003 Highlights — Non-Consolidated Basis.   CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2003 were $274.3 million compared to $262.8 million in 2002. The $11.5 million increase was primarily due to an increase in dividends from CIC’s subsidiary Crown corporations and NewGrade, and a decrease in grants to subsidiaries. Offsetting these increases was CIC’s 2002 gain on the sale of its remaining shares in Cameco Corporation, and a decrease in interest and other revenue.

        Revenues for the year were $297.1 million, an increase of $122.9 million from 2002. The increase was primarily the result of higher dividends from subsidiary Crown corporations and NewGrade, partly offset by lower interest earned on investments and a decrease in other revenue.

        The following dividends were declared to CIC in 2003.

Millions
Saskatchewan Power Corporation	$168.5
Saskatchewan Telecommunications Holding Corporation	76.6
SaskEnergy Incorporated	26.7
Saskatchewan Government Insurance	13.8
Investment Saskatchewan Inc.	0.0
NewGrade Energy Inc.	7.6
$293.2

Dividends declared to CIC from CIC Crown corporations in 2002 totalled $157.1 million.

        Expenses were $18.2 million in 2003 (2002 — $18.0 million). Higher operating expenses were largely offset by reduced net interest expense. Operating expenses were $15.4 million (2002 — $12.2 million). The increase was mainly attributable to a $2.0 million contribution to Our Future is Wide Open campaign and a $1.4 million payment to the City of Prince Albert related to environmental clean up on land formerly owned by Saskatchewan Forest Products Corporation. Interest expense decreased to $2.5 million (2002 — $5.6 million), reflecting the repayment of maturing long term debt in 2003 combined with the transfer of CIC’s remaining long term debt to Investment Saskatchewan. Debt at year-end was nil (2002 — $25.9 million).

        CIC did not have any asset write-downs in either 2002 or 2003.

        Fiscal Year 2003 Highlights — Consolidated Basis.   The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2003, CIC reported consolidated net earnings of $347.4 million on total revenues of $3.8 billion, compared to consolidated net earnings of $294.1 million (restated) on total revenues of $3.5 billion in 2002. Excluding non-recurring losses of $15.8 million (2002 – gains of $71.0 million), and income tax recovery of $0.5 million (2002 – $6.5 million expense), earnings from ongoing operations were $362.7 million (2002 — $229.6 million restated). The increase mainly reflects higher income at: SaskPower, primarily due to foreign exchange gains on its U.S. dollar denominated debt; SaskEnergy, primarily due to higher natural gas transportation volumes and increased revenue from natural gas marketing activities; SGI, due to improved underwriting results; and NewGrade, due to improved oil price differentials and increased through puts. Non-recurring items in 2003 consisted of a $9.4 million writedown in goodwill related to an investment in Retx, Inc. and a $6.4 million provision taken on Persona Inc. Non-recurring items in 2002 consisted of CIC’s $111.4 million gain (consolidated basis) on the sale of its remaining Cameco Corporation shares, partly offset by a $40.4 million provision taken on Austar United Communications Limited.

        As CIC has strengthened its financial position by reducing its non-consolidated debt, higher dividends to the GRF have been possible. CIC has been able to increase its regular GRF dividend over time from $50 million in 1997 to $200 million in 2003. Proceeds from asset sales have enabled a special dividend of $100 million and equity repayments of $266.3 million since 1998. In 2004, CIC expects to declare a dividend of $188 million (2003 - $200 million), in addition to the $5 million special dividend declared in June 2004.

        In 2003, the government made a commitment that Saskatchewan families will enjoy the lowest-cost bundle of basic utility services in Canada. The bundle includes residential electricity and natural gas, basic phone service and auto insurance. This commitment will be met through a rebate program in 2004 at an expected cost of $54.1 million, funded by CIC through a reduction of its dividend to the GRF.

        During 2003, capital expenditures made by CIC and the Crown corporations under its purview totaled $488.5 million compared to $547.0 million (restated) spent in 2002. Taxes and resource payments made by the corporations were $98.4 million in 2003 compared to $105.1 million (restated) in 2002. Total consolidated assets administered by CIC were $7.9 billion as at December 31, 2003, down from $8.0 billion (restated) as at December 31, 2002.

        On July 26, 2000, the Saskatchewan Rate Review Panel (“SRRP”) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the Panel by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        Cabinet approved SaskEnergy’s interim increase in natural gas consumption rates from 20.14 cents per cubic metre to 26.85 cents per cubic metre effective May 1, 2003, pending a recommendation from SRRP. Subsequent to SRRP’s review of the interim increase, the rate was adjusted to 25.82 cents per cubic metre effective August 1, 2003.

        Cabinet approved SaskPower’s interim 9 per cent system wide average increase effective September 1, 2004, pending a recommendation from SRRP. A further 2 per cent increase is requested for September 2005. The increases are to recover higher costs associated with fuel, operations, maintenance and administration, as well as to rebalance rates more closely with the associated cost of service.

        CIC administers twelve subsidiary Crown corporations, including one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds a major investment in NewGrade. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2003, the following twelve active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Investment Saskatchewan Inc., Saskatchewan Development Fund Corporation, SGGF Management Corporation, SGI, Saskatchewan Opportunities Corporation, SaskPower, SaskTel (Holding Corporation), Saskatchewan Telecommunications (a subsidiary of SaskTel), STC, Saskatchewan Water Corporation, and SaskEnergy. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.   SaskPower provides electrical energy and related services including the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        SaskPower’s net earnings were $187.2 million in 2003 compared to $136.6 million1 in 2002. Earnings in 2003 included $112.8 million of foreign exchange gains (2002 — $6.3 million) associated with the strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar closed December 31, 2003 at U.S. $0.7738, up $0.14 from the December 31, 2002 rate of U.S. $0.6331.

        Total revenues increased to $1,243.5 million in 2003 from $1,124.1 million in 2002 due to higher export and Saskatchewan sales volumes.

        Total expenses of $1,170.6 million (2002 — $993.8 million (restated)) increased due to higher fuel and purchased power costs as a result of rising natural gas prices, a change in the generation mix, and increased generation to meet the growth in sales volumes.

        SaskPower’s debt declined to $1.802 billion (including short term debt) (2002 — $1.886 billion) primarily due to the revaluation of U.S. dollar denominated debt.

        For 2003, SaskPower declared a dividend to CIC of $168.5 million (2002 — $82.3 million).

        Capital spending of $266.6 million in 2003 (2002 — $305.4 million) was for the addition of seven towers and turbines to the Cypress Wind Facility; customer connections; and to extend the life of existing generation plants and transmission and distribution infrastructure, including the completion of the rebuilding of the 300 megawatt Unit #6 at the coal-fired Boundary Dam Power Station.

        The Cory Cogeneration Station, a 228 megawatt natural gas fired cogeneration facility, the result of a joint venture with ATCO Power Canada Ltd. was completed in 2002 and commenced commercial operations in January 2003.

        SaskPower, through its wholly-owned subsidiary, SaskPower International is proceeding with the development of 150 megawatts of wind generation in Saskatchewan. The project will be located in the Rush Lake Creek area near Swift Current and is scheduled to be commercially operational by December 2005. The cost of the project is estimated to be $272 million.

        Cabinet approved SaskPower’s interim 9 per cent system wide average increase effective September 1, 2004, pending a recommendation from SRRP. A further 2 per cent increase is requested for September 2005. The increases are to recover higher costs associated with fuel, operations, maintenance and administration, as well as to rebalance rates more closely with the associated cost of service.

        In 2002, Saskatchewan’s wholesale electricity market was opened to competition for the first full year through the posting of an Open Access Transmission Tariff (“OATT”) by SaskPower. Under the OATT, SaskPower provides non-discriminatory access to its transmission system and gains improved reciprocal access to transmission capacity of other jurisdictions for export purposes.

1 SaskPower adopted the new Canadian Institute of Chartered Accountants standard for asset retirement obligations effective January 1, 2003. The net impact was a $10.0 million increase to earnings and a $180.8 million increase to 2002 closing equity.

        Saskatchewan Telecommunications Holding Corporation. SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed Internet, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 90 years. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, Internet pawnshop transaction tracking, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        SaskTel’s consolidated net income in 2003 was $85.1 million compared to $65.1 million in 2002. Foreign currency translation gains and lower investment related write-downs were offset by lower income from operations. Investment related write-downs totaled $20.5 million in 2003 compared to $41.4 million in 2002. Income from operations was $112.8 million, down from $139.5 million in 2002.

        Operating revenues for 2003 increased to $899.4 million, up $5.9 million from $893.5 million in 2002. Increased revenues in cellular, internet, entertainment services, directory and diversified operations were partially offset by reduced long distance, and data revenues, both influenced by recent Canadian Radio-television and Telecommunications Commission directives and competitive pressures. Competitive pricing, combined with strong customer focus, enabled SaskTel to retain approximately 89 per cent of the Saskatchewan long distance market.

        Operating expenses for 2003 increased to $786.6 million, up $32.6 million from $754.0 million in 2002. Increases in expenditures from diversified operations, salaries, depreciation and amortization, and reduced pension income were only partially offset by reduced contribution and carrier costs, corporate capital taxes and cost savings from the Operational Efficiency Program.

        SaskTel continues to self-finance its capital and dividend requirements. Debt was $408.2 million in 2003 compared to $439.5 million in 2002. Interest charges decreased to $9.3 million in 2003 from $33.7 million in 2002, primarily due to a foreign exchange gain of $22.9 million on U.S. dollar denominated debt.

        SaskTel’s net capital spending in 2003 was $127.7 million, compared to $165.0 million in 2002. Spending continued to be focused on growth and diversification initiatives such as Voice over Internet Protocol, Max interactive services, and high speed internet service to rural communities. SaskTel Wireline invested approximately $61.0 million (2002 — $99.7 million) in growth and diversification initiatives in 2003. Expenditures in 2003 relating to sustaining capital assets were $26.0 million (2002 — $28.2 million). SaskTel Wireless capital expenditures in 2003 totaled $31.4 million (2002 — $29.1 million). The majority of this investment was used for deployment of a next generation digital packet data network, coverage improvements, and completion of the digital cellular network expansion.

        In 2003, SaskTel invested $2.3 million (2002 — $13.3 million) in the acquisition of businesses and $2.0 million (2002 — $1.6 million) in long term investments.

        During 2003, SaskTel declared a dividend of $76.6 million to CIC (2002 — $58.6 million).

        In May 2002, the Canadian Radio-television and Telecommunications Commission (“CRTC”) released details of the price cap framework that will apply to SaskTel and all incumbent local exchange carriers for the next four years. Under this price cap plan, SaskTel has limited flexibility as it relates to pricing of local residential and business services.

        SaskEnergy Incorporated.   SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (“TransGas”) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        SaskEnergy’s consolidated earnings in 2003 were $41.0 million compared to $6.9 million in 2002. The loss incurred by the natural gas distribution utility was $12.0 million. The net income for TransGas was $26.2 million, while Saskenergy’s other subsidiaries contributed income of $31.2 million, primarily from natural gas marketing activities.

        Consolidated net income in 2003 was $68.3 million before a loss of $27.3 million from commodity sales as tracked through the Gas Cost Variance Account (“GCVA”). The GCVA was established to accumulate the differences between the commodity rate charged to customers, which is based on the forecast cost of gas sold, and the actual cost of gas sold. The purpose of the GCVA is to ensure that customers ultimately pay only actual costs for the commodity. In accordance with current accounting methods, the change in the balance of the GCVA over a reporting period either increases or decreases earnings. The balance in the GCVA at December 31, 2003 was $48.9 million to be collected from customers in future years.

        Revenues of $317.5 million, excluding commodity sales, were up from $274.5 million in the previous year primarily due to higher transportation volumes and increased revenue from natural gas marketing activities.

        Expenses were $249.2 million in 2003 compared to $243.1 million in 2002.

        Debt decreased to $772.9 million from $791.8 million in 2002 primarily due to improved earnings which allowed SaskEnergy to repay a portion of its short term debt.

        Capital spending of $77.6 million in 2003 (2002 — $56.8 million) was primarily for new customer connections to the natural gas distribution utility network, and supporting transmission pipeline system expansion and pipeline integrity programs.

        For 2003, SaskEnergy declared a dividend to CIC of $26.7 million (2002 – $4.5 million).

        Cabinet approved SaskEnergy’s interim increase in natural gas consumption rates from 20.14 cents per cubic metre to 26.85 cents per cubic metre effective May 1, 2003, pending a recommendation from SRRP. Subsequent to SRRP’s review of the interim increase, the rate was adjusted to 25.82 cents per cubic metre effective August 1, 2003.

        In November 2002, TransGas received Cabinet approval for a 2 per cent general increase which was implemented January 2003. As a result of stronger than anticipated revenues in 2003 attributable to increased throughputs, Cabinet approved a temporary 4 per cent reduction to transportation and storage rates for the period August 1 to December 31, 2003. A 2.0 per cent average rate reduction was then implemented effective January 1, 2004. A further 3.4 per cent average rate reduction was implemented November 1, 2004.

Major Wholly Owned Subsidiary

        Investment Saskatchewan Inc. (formerly CIC Industrial Interests Inc.).   On September 2, 2003, the Government of Saskatchewan announced that CIC Industrial Interests Inc. would be reorganized as a distinct organization, Investment Saskatchewan Inc., with an independent Board of Directors. Investment Saskatchewan, a share capital corporation incorporated under The Business Corporations Act (Saskatchewan), is a wholly owned subsidiary of CIC created as a vehicle to own certain investments in entities of a commercial nature which involved some degree of private ownership. Investment Saskatchewan’s major loans and investments include HARO Financial Corporation, Meadow Lake Pulp Limited Partnership (“MLPLP”) through CIC Pulp Ltd., and Saskferco Products Inc.

        Investment Saskatchewan’s first standalone annual report was issued for 2003. Previously, CIC Industrial Interests Inc.‘s financial statements were included in CIC’s annual report on a non-consolidated basis. Results below reflect Investment Saskatchewan’s consolidated financial results.

        Investment Saskatchewan reported earnings of $7.5 million in 2003 compared to $11.6 million in 2002. Revenue was $209.4 million in 2003 compared to $199.4 million in 2002. Favorable beef, pulp, and oriented strand board sales volumes and prices were partially offset by the negative impacts of poor pork market conditions, the rising Canadian dollar on sales denominated in U.S. dollars, and lower interest revenue related to loan repayments from HARO Financial Corporation.

        Expenses were $203.5 million (2002 — $184.8 million). The $18.7 million increase was primarily due to increased beef related operating expenses, the addition of expenses related to newly acquired hog operations, and exchange losses as a result of the increase in the Canadian/U.S. currency exchange rates.

        Debt was $64.4 million (2002 — $57.3 million). As part of Investment Saskatchewan’s restructuring in 2003, CIC transferred $20.9 million in long term debt along with related sinking funds to Investment Saskatchewan. This transfer resulted in a corresponding decrease in amounts due to CIC. On March 31, 2004, $190.2 million in amounts owing to CIC were converted to common shares of Investment Saskatchewan.

        During 2003, Investment Saskatchewan invested $23.7 million (2002 — $19.8 million). Significant investments included loan disbursements ($6.0 million), Prairie Ventures Limited Partnership ($5.0 million), Meadow Lake Oriented Strand Board Limited Partnership ($3.8 million) and Pangaea Systems Inc. ($2.0 million).

        During 2003, dividends declared to CIC were nil (2002 – $11.6 million).

        Investment Saskatchewan’s significant holdings are discussed below.

        Saskferco Products Inc. is a nitrogen-based fertilizer plant located near Belle Plaine, owned by Investment Saskatchewan (49 per cent), Cargill Limited (Canada) (50 per cent), and Citibank Canada (1 per cent). Medium Term Notes issued by Saskferco with a principal amount of U.S. $108.0 million as at March 31, 2004 are guaranteed by the GRF. The project agreements provide that cash flow will be allocated on a priority basis to the reduction of guaranteed debt. As a result of surplus cash from operations, Saskferco has established a debt retirement fund specifically for the Medium Term Notes. The fund had a balance of $105.4 million as of March 31, 2004. The GRF receives commercially-based guarantee fees based on guaranteed debt outstanding.

        In addition to guaranteeing the debt noted above, the GRF may, in certain circumstances, be obligated to provide additional financial support by way of a loan to Saskferco, in an amount not to exceed the lesser of $30.0 million or 15 per cent of the amount of guaranteed debt outstanding. Any such loan that may be necessary is to be repayable by Saskferco to the GRF on a priority basis and will bear interest at a chartered bank’s prime rate plus 1 per cent per annum. Investment Saskatchewan does not currently expect that this additional financing will be required.

        Meadow Lake Pulp Limited Partnership (“MLPLP”).   MLPLP operates one of the world’s first zero-effluent chemi-thermomechanical pulp mills. CIC Pulp Ltd., a wholly owned share capital subsidiary of Investment Saskatchewan, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and off-shore. Investment Saskatchewan has indemnified CIC for the guarantee of MLPLP’s long term debt payments to a maximum of $62.0 million, but no exposure under this indemnification is expected in 2004.

        HARO Financial Corporation (“HARO”).   HARO is a Regina-based company created to acquire an ownership interest in Crown Life Insurance Company (“Crown Life”). Investment Saskatchewan owns 68 million non-voting, common shares of HARO at a cost of $68.0 million. At December 31, 2003, HARO held a 65.21 per cent ownership interest in Crown Life and Extendicare held 34.79 per cent. Investment Saskatchewan also had a loan to HARO totalling $139.0 million. Investment Saskatchewan expects to recover at least the balance of its principal investment in HARO within two to three years.

Major Investment

        CIC has invested as a commercial partner in the corporation discussed below.

        NewGrade Energy Inc. (“NewGrade”).   NewGrade operates a heavy oil upgrading plant in Regina. NewGrade’s outstanding voting shares are owned 50 per cent by the Government of Saskatchewan through CIC and 50 per cent by Consumers’ Co-operative Refineries Limited (“CCRL”), a wholly owned subsidiary of Federated Co-operatives Limited of Saskatoon. The plant is currently operating substantially above design capacity with the ability to produce an output of approximately 3.23 million cubic metres of upgraded crude oil in any year in which the complex undergoes a one-month maintenance shutdown.

        NewGrade recorded a net profit for its fiscal year ending October 31, 2003, which contributed $32.3 million to CIC’s consolidated earnings for the year ended December 31, 2003 (2002 — $6.5 million). NewGrade’s earnings were considerably higher than in 2002 due to increased through puts, improved reconstituted crude pricing and volume, a foreign exchange gain, and the arbitration award.

        In 2003, NewGrade made a cash distribution to the two shareholders. This cash distribution consisted of a dividend to each shareholder of $7.6 million. Additionally, interest owing on previously advanced cash deficiency funding was repaid to both shareholders, as was the CCRL interest-free project loan for $7.2 million.

        NewGrade’s total government-guaranteed debt at March 31, 2004 was U.S. $56.8 million. These amounts were guaranteed 56.7 per cent directly by the Government of Saskatchewan and 43.3 per cent by the Government of Canada but indemnified by CIC.

Other Investments

        CIC held shares in one major publicly traded corporation discussed below.

        Cameco Corporation (“Cameco”).   Cameco is one of the world’s largest, low-cost uranium mining and processing companies. Its head office is in Saskatoon. Its uranium products are used to generate electricity in nuclear plants around the world. It also has a significant presence in gold exploration and mining, and purchased a 15 per cent interest in a major supplier of electricity to the Province of Ontario in 2001. CIC assumed the former Saskatchewan Mining Development Corporation’s (“SMDC”) ownership in Cameco after SMDC’s wind-up in 1993. Various share transactions reduced CIC’s ownership to 5.4 million shares, representing a 9.7 per cent interest at December 31, 2001.

        In February 2002, CIC sold its remaining interest in Cameco for net proceeds of $226.4 million and a gain on sale of $111.5 million (consolidated basis). In March and April of 2002, CIC repaid a total of $181.3 million in equity advances to the GRF.

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Financial Position

	At December 31
	1999	2000	2001	2002	2003
	(Thousands)
Assets
Current	$915,064	$1,117,005	$1,464,069	$1,317,689	$1,136,862
Long term investments	1,039,309	1,060,324	1,102,408	942,046	994,068
Property, plant and equipment	5,069,180	5,091,674	5,296,224	5,338,342	5,387,662
Other assets	296,701	230,542	297,545	400,067	359,816
Total Assets	$7,320,254	$7,499,545	$8,160,246	$7,998,144	$7,878,408
Liabilities and Province's Equity
Current	$977,204	$964,310	$1,258,557	$1,489,917	$1,340,753
Long term debt	2,901,077	2,930,992	3,304,950	3,078,758	2,981,839
Deferred revenue and other liabilities	502,758	518,680	574,404	346,668	329,989
Province of Saskatchewan's Equity	2,939,215	3,085,563	3,022,335	3,082,801	3,225,827
Total Liabilities and Province's Equity	$7,320,254	$7,499,545	$8,160,246	$7,998,144	$7,878,408

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Financial Position

	At December 31
	1999	2000	2001	2002	2003
	(Thousands)
Revenue
Sales of products and services	$2,733,787	$3,125,322	$3,324,329	$3,435,593	$3,753,492
Investment	49,849	65,115	53,277	52,822	39,069
Other	34,425	39,236	37,819	41,365	29,019
Total Revenue	$2,818,061	$3,229,673	$3,415,425	$3,529,780	$3,821,580
Expenses
Operating costs other than
those listed below	$1,901,171	$2,190,925	$2,386,676	$2,527,237	$2,814,890
Interest	317,415	314,376	316,622	270,682	122,353
Amortization of property, plant and equipment	379,917	390,747	400,790	397,203	423,254
Saskatchewan taxes and resource payments	67,611	80,834	103,520	105,102	98,373
Total Expenses	$2,666,114	$2,976,882	$3,207,608	$3,300,224	$3,458,870
Earnings before the following	151,947	252,791	207,817	229,556	362,710
Future income tax (expense) recovery	0	0	0	(6,474)	469
Non-recurring items	63,883	19,143	(75,664)	70,987	(15,797)
Net Earnings	$215,830	$271,934	$132,153	$294,069	$347,382

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.	The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.	Effective January 1, 2003, CIC adopted the new Canadian Institute of Chartered Accountants handbook section 3110 “Asset Retirement Obligations.” This section requires the recognition of the fair value (net present value) of the total estimated future decommissioning costs when the assets are put into service.

3.	Certain of the 2002 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 1999 through 2001 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.